3/15

Follow-Up Materials


06011703

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Chugai Pharmaceutical Co. Ltd

*CURRENT ADDRESS ______________________

____

____

PROCESSED

**FORMER NAME ______________________ MAR 17 2006

**NEW ADDRESS ______________________ THOMSON FINANCIAL

____

____

FILE NO. 82- 34668 FISCAL YEAR 12-31-05

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 3/15/06

*NOTICE: For the convenience of capital market participants, Chugai makes efforts to provide English translations of the information disclosed in Japanese, provided that the Japanese original prevails over its English translation in the case of any discrepancy found between documentation.


FASF
MEMBERSHIP



CHUGAI PHARMACEUTICAL CO., LTD. Creating Value for Life

CONSOLIDATED FINANCIAL STATEMENTS (Non-audited)

(for the fiscal year 2005.12 ended December 31, 2005)

Name of Company:	**Chugai Pharmaceutical Co., Ltd.**	February 9, 2006
Address of the Head Office:	1-1, Nihonbashi-muromachi 2-Chome, Chuo-ku, Tokyo 104-8324, Japan	
Stock Listings:	Tokyo	
Security Code No.:	4519	

(URL http://www.chugai-pharm.co.jp/english)

Representative Mr. Osamu Nagayama, President and CEO, Chairman of the Board of the Directors
Contact: Mr. Yoshio Itaya, General Manager of Finance and Accounting Department
Phone: +81-(0)3-3281-6611

A R/S
12-31-05

Date of Board Meeting for Settlement of Accounts: February 9, 2006
Parent Company Name: Roche Pharmholding B.V. (and other 2 companies)
Percentage of voting ownership held by the Parent Company: 50.6%
Application of US Accounting Standards: No

1. Consolidated Operating Results for the FY 2005.12 ended December 31, 2005

(1)Results of operations *Note: Amounts of less than one million yen are omitted.*

	Net Sales	% change	Operating Income	% change	Recurring Profit	% change
FY 2005.12 ended Dec. 2005	¥327,155million	11.0	¥79,168 million	53.7	¥82,091 million	57.9
FY 2004.12 ended Dec. 2004	¥294,670 million	—	¥51,497 million	—	¥51,990 million	—

	Net Income (million)	% change	Net Income per Share (Basic)	Net Income per Share (Fully Diluted)	Net Income/ Shareholders' Equity	Recurring Profit/Total Assets	Recurring Profit/ Net Sales
FY 2005.12 ended Dec. 2005	¥53,632	57.2	¥97.00	¥96.33	15.6%	18.9%	25.1%
FY 2004.12 ended Dec. 2004	¥34,117	—	¥62.27	¥61.34	11.0%	12.7%	17.6%

Note 1. Average number of outstanding shares (consolidated): 550,619,420 shares for the fiscal year ended December 31, 2005 and 546,377,165 shares for the fiscal year ended December 31, 2004, respectively.
2. Change in method of accounting: None
3. % change for net sales, operating income, recurring profit and net income is presented in comparison with the previous fiscal year.
4. Due to the Company's change of fiscal year-end and the resultant irregular nine-month fiscal year in 2003, the Company doesn't present % change for net sales, operating income, recurring profit and net income in comparison with the previous fiscal year.

(2)Financial conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity/Total Assets	Shareholders' Equity per Share
FY 2005.12 ended Dec. 2005	¥456,442 million	¥368,306 million	80.7%	¥665.29
FY 2004.12 ended Dec. 2004	¥411,449 million	¥320,846 million	78.0%	¥583.61

Note: Number of outstanding shares at the end of the fiscal year (consolidated):553,269,240 shares as of December 31, 2005 and 549,604,725 shares as of December 31, 2004, respectively.

(3)Results of cash flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Balance of Cash and Cash Equivalents
FY 2005.12 ended Dec. 2005	¥64,663million	¥(35,459) million	¥(12,556) million	¥74,380 million
FY 2004.12 ended Dec. 2004	¥51,494 million	¥(15,211) million	¥(13,718) million	¥57,380 million

(4)Scope of consolidation and application of equity method:

Number of consolidated subsidiaries:	15
Number of non-consolidated subsidiaries accounted for by the equity method:	None
Number of affiliates accounted for by the equity method:	None

(5)Changes in scope of consolidation and application of equity method:

Number of companies newly consolidated:	1
Number of companies excluded from consolidation:	1
Number of companies newly accounted for by the equity method:	None
Number of companies excluded from the equity method:	None

2. Forecast for the Year ending December 31, 2006 (January 1, 2006 - December 31, 2006)

	Net Sales	Recurring Profit	Net Income
First half ending June 30, 2006	¥147,500 million	¥24,100 million	¥13,900 million
FY 2006 ending Dec. 31, 2006	¥313,000 million	¥54,400 million	¥31,800 million

Reference: Projected net income per share for the year ending December 31, 2006 is ¥57.48, based on the number of outstanding shares as

of December 31, 2005.

The Company bases its forecasts on assumptions that are believed to be reasonable under information available at the time of the forecasts.
Actual results may materially differ from these forecasts due to potential risks and uncertainties.
For the issues related with the above forecasts, please refer to page Consolidated-11.

Outline of Chugai Group

PHARMACEUTICAL SEGMENT

(As of December 31, 2005)



<Domestic>
<Overseas>
<R&D>
*Chugai Research Institute for Medical Science Inc.
(Research and development of pharmaceuticals)
*Chugai Clinical Research Center Co., Ltd.
(Clinical development of pharmaceuticals)
Contract research
<Production>
Tohoku Chugai Pharmaceutical Co., Ltd.
(Contract production of pharmaceuticals)
Contract production
<Others>
*Chugai Business Support Co., Ltd.
(Administrative support service)
*Chugai Distribution Co., Ltd.
(Storage and transportation)
*Medical Culture Inc.
(Literature documentation)
*Chugai Techno Business Co., Ltd.
(Building maintenance service)
##Eikou Kasei Co., Ltd.
(Discontinued after business transfer)
Other contract operation
CHUGAI PHARMACEUTICAL CO., LTD.
Raw materials
Collaborative research
<R&D, Production, Sales>
-F. Hoffmann-La Roche Ltd.
(Research and development, production and sales of pharmaceuticals)
Contract research
<R&D>
*Chugai Pharma U.S.A., LLC
(Clinical development and submission of applications for new drugs in the US)
*Chugai Pharma Europe Ltd.
(Clinical development and submission of applications for new drugs in Europe)
#C&C Research Laboratories
(Research and development in Korea)
Products
<Sales>
*Chugai Pharma Marketing Ltd.
(Sales administration/Sales of pharmaceuticals in Europe)
*Chugai Pharma U.K. Ltd.
(Sales of pharmaceuticals in the UK)
*Chugai Pharma France S.A.S.
(Sales of pharmaceuticals in France)
*CHUGAI sanofi-aventis S.N.C.
(Import and sales of pharmaceuticals, clinical development and submission of applications for new drugs in Europe)
*Chugai Pharma Taiwan Ltd.
(Sales of pharmaceuticals in Taiwan)
Other contract operation
<Others>
*Chugai U.S.A., Inc.
(Holding company/Business administration in the US)
*Chugai Pharma (Shanghai) Consulting Co., Ltd.
(Provision of medical information on drugs in China)
##Shanghai Chugai Pharma Co., Ltd.
(Applied for liquidation)

*	Consolidated subsidiaries
##	Subsidiaries not consolidated nor accounted for by the equity method
#	Affiliated companies not accounted for by the equity method
-	Subsidiaries of the parent companies

- There is no company listed on a stock exchange.
- As "Other segment", which represented the insecticides business, was divested in the previous fiscal year, the single business segment of "Pharmaceutical business" is shown.
- The shares of Tohoku Chugai Pharmaceutical Co., Ltd. were transferred to Nipro Corporation as of June 30, 2005.

Management Principles and Goals

1. Basic Management Principles

In line with its strategic alliance with the world-leading pharmaceutical company F. Hoffmann-La Roche (Headquarters: Switzerland) (Roche), Chugai Pharmaceutical has established "dedicating itself to adding exceptional value through the creation of innovative medical products and services for the benefit of the medical community and human health around the world" as its mission and "becoming a top Japanese pharmaceutical company by providing a continuous flow of innovative new drugs domestically and internationally" as its fundamental management objective.

As we work to achieve these goals, we will carry out our business activities in line with our core values of "putting patients and customers first" and "committing to the highest ethical and moral standards as befits a company involved in the healthcare industry."

We firmly believe that putting these Basic Management Principles into practice is key to boosting the corporate value of the Chugai Group as well as the best way to meet the expectations of customers, shareholders, and all other stakeholders, and will redouble efforts to realize them.

2. Basic Profit Distribution Principles

With regard to income distribution, we aim to expand the return of profit for all shareholders. Taking due account of short-term fluctuation in earnings by the effect of flu epidemic as well as medium-to-long-term strategic investment funding needs and earnings prospects, while continuing to base dividend payments on consolidated results for each period, we aim to ensure a consolidated dividend payout ratio of 30% on average.

In addition, internal reserves will be used to fund R&D activities in Japan and around the world as well as for making capital investments related to new products to further enhance corporate value.

3. Medium-Term Strategy

Prescription pharmaceuticals form the core of Chugai's business and are the focus of a unique foundation in R&D that is driven by the most advanced technologies. In particular, we are using the knowledge and technology we have amassed in the field of biotechnology in the development of innovative antibody drugs. In addition, we are working with our strategic partner Roche to establish Chugai as a leader in Japan in non-small molecule drug discovery research as well as with regard to our clinical development pipeline and product lineup. To further concentrate management resources, Chugai transferred its nonprescription products business to Lion Corporation at the end of 2004, establishing itself as a pure-play prescription pharmaceuticals company.

Chugai's new Medium-Term Business Plan for fiscal year 2005 through fiscal year 2010, "Sunrise 2010", aims to enhance and expand the Company's competitive advantage by leveraging its strengths and close collaborative relationship with Roche as well as to further expand business through the development and marketing of innovative drugs in Japan and overseas.

The Company has announced the mid-term business plan target as "sales of ¥360 billion or more with operating profit ratio of 20% or more on the consolidated statements of income" (for the fiscal year 2010).

However, due to the increase of potential for significant company growth accelerated by well progress of key pipeline products and strengthening competitiveness through the establishment of Strategic Marketing Unit, Chugai decided to challenge the new target toward the realization of "sales of ¥450 billion with operating profit of ¥100 billion on the consolidated statements of income" (for the fiscal year 2010).

4. Future Tasks

Under its Medium-Term Business Plan, "Sunrise 2010", Chugai aims to dramatically bolster the competitiveness of its research, development, manufacturing, marketing and sales operations as well as to achieve a high rate of growth. The plan identifies the continuous development and acquisition of innovative new drugs, the maximization of product value, and overseas expansion as key tasks.

(1) The Continuous Development of Innovative New Drugs

While working to develop antibody and other innovative new drugs, Chugai has endeavored to raise the level of its technological skills, enhance its pipeline, and boost the efficiency of its R&D operations through research collaboration that makes the most of its alliance with Roche.

Going forward, we will work to bring our technological skills to an even higher level, strengthen our network of relationships with academic ventures and leading corporations, and reinforce our research foundation to foster the ongoing development of innovative new drugs. In addition, we will proactively introduce promising development candidates from Roche to further enhance our development pipeline.

(2) The Maximization of Product Value

Under its alliance with Roche, Chugai has demonstrated substantial growth in the domestic market and is working to maximize product value and increase its presence in priority fields by establishing strategic marketing functions and consistently working to meet the needs of the medical community and the market from the early stages of research and development through post-launch.

In addition, the Company aims to capture a greater share of the domestic market and gain the No. 1 position in the oncology, renal disease, and bone and joint domains by reinforcing its sales organization.

In the fiscal year ending December 31, 2006, in line with our focus on applications submitted for many important new products and expanded indications, we are planning to make strategic investments and intensify our efforts in preparation for dramatic growth as a result of early product launches and product value optimization.

(3) Overseas Expansion

Overseas development will be a vital task as we work to accelerate our growth going forward. In Europe and the United States, we will work with Roche to rapidly launch and promote the market penetration of MRA, an humanized anti-human IL-6 receptor monoclonal antibody that has reached the final stage of clinical development, and aim to achieve growth in overseas markets by developing and launching other innovative new drugs thereafter.

5. Corporate Governance

(1)Basic philosophy regarding corporate governance

Chugai places the issue of thoroughgoing corporate governance among its most crucial management tasks, and it considers the strengthening of decision making and the clarification of responsibility for the sake of continual expansion of corporate value to be particularly important issues.

With the objective of strengthening the function of the Board of Directors and accelerating decision making, we have adjusted the number of members of the board and increased the number of outside and overseas directors. At the same time, we adopted an executive officer system to clarify the responsibilities associated with the execution of operations. In addition, Chugai's International Advisory Council (IAC), which comprises specialists in various fields from Japan and other countries, serves to further the Company's goal of responding appropriately to changes in the global business environment and ensuring a corporate stance conducive to global business growth. In the future, the Company will continue to bolster and enhance efforts to accelerate decision making and clarify accountability.

(2)Status of implementation of corporate governance measures

The Board of Directors, comprising 12 directors as of December 31, 2005, including six outside directors, handles important decision-making at the management level and supervises the conduct of business operations. We have not established a special support staff for outside directors; this task is assigned to the Secretarial Department working for the internal directors.

There are four corporate auditors, two of whom are outside auditors. They rigorously monitor important management-level decision-making and the conduct of business operations. To ensure optimal auditing functions, we have established an auditing support staff for both internal and outside auditors.


General Shareholders Meeting
Selection / Dismissal
Selection / Dismissal
Selection / Dismissal
Board of Directors
Members of the Board
Selection / Dismissal
President&CEO
Board of Auditors
Corporate Auditors
Audit
Audit
IAC
*
Advice
Management Committee
Accounting Audit
Accounting Auditor
Executive Officers
Risk Management Committee
Corporate Social Responsibilities Committee
Promotion
Internal Auditing Department
Operating Organization

*International Advisory Council

Executive officers serving under the president play a central role in the execution of business operations and report administrative conditions to the Board of Directors every fiscal quarter. The Management Committee, which is staffed by the president and key executive officers, is entrusted by the Board of Directors to make important decisions regarding the execution of business operations and notifies the Board of all such decisions.

We have established the Internal Auditing Department that employs a staff of 10, including certified internal auditors. The Internal Auditing Department monitors the execution of operations throughout the Group to assess efficiency, rationality, and compliance and submits reports on its findings as well as proposals for improvement to the Management Committee. The department also reports to the Corporate Auditors, thereby facilitating mutually cooperative relations. In addition, it works to maintain and improve the soundness of operations by conducting self-assessments of internal control systems for all Company divisions.

As for risk management, the entire Group works together under the guidance of the Risk Management Committee—a sub-organization of the Management Committee—and the General Affairs Department's Risk Management Group to mitigate risks. In addition, the Company has in place a framework for rapidly and appropriately dealing with contingencies, should they arise.

Furthermore, we have formulated the Chugai Business Conduct Guidelines (BCG)—a concrete code of conduct—and established the Corporate Social Responsibilities Committee, a sub-organization of the Management Committee, and the Corporate Social Responsibilities Department, a full-time organization, to promote the advancement of these guidelines with the aim of reinforcing initiatives to fulfill our social responsibilities. The Corporate Social Responsibilities Committee and the Corporate Social Responsibilities Department maintain offices staffed by inside staff as well as outside specialists where employees may discuss matters related to the observance of BCG.

In addition, these organizations work with the members of each department's Corporate Ethics Promotion Committee appointed to promote and enhance efforts to fulfill social responsibilities, including those related to overall compliance, corporate ethics, social contribution, and the environment through such measures as periodic corporate ethics training for all employees.

(3) Remuneration for the Company's directors and corporate auditors

Remuneration for the Company's directors and corporate auditors in the fiscal year was as follows:

Remuneration paid to directors ¥361million

Remuneration paid to corporate auditors ¥64million

(4) Lawyer, auditors and other third parties

Chugai undergoes regular financial audits conducted by the accounting firm Ernst & Young ShinNihon. The Company consulted lawyers on the matters related to business management as well as daily operations as necessary.

-Certified Public Accountants Performing the Audit

Name of Certified Public Accountant			Accounting Firm	Continuing Audit Years
Engagement Partner	Certified Public Accountant	Atsuhiro Umezawa	Ernst & Young ShinNihon	3 years
Engagement Partner	Certified Public Accountant	Hideo Takahashi	Ernst & Young ShinNihon	11 years
Engagement Partner	Certified Public Accountant	Keiko Ota	Ernst & Young ShinNihon	1 year
Engagement Partner	Certified Public Accountant	Yoshio Okazaki	Ernst & Young ShinNihon	7 years

-Audit Team: CPAs: 14; junior accountants: 26; others: 4

-Audit Fee: ¥76 million

Other Fee: ¥0 million

(5)Measures to counter potential conflict of interest issues (in personal, capital, business and other relations) involving outside directors and outside auditors

Among the Company's outside directors, Dr. Franz B. Humer is the Chairman of the Board and Chief Executive Officer of Roche Holdings, a parent company of Chugai. In addition, Mr. William M. Burns and Prof. Dr. Jonathan K.C. Knowles are members of the Executive Management Committee of the Roche Group.

(6) Progress in improving corporate governance measures over the last year

-One outside member added to the Board

The regular general meeting of shareholders held in March 2005 resolved to add one more outside director to further strengthen the supervision of the conduct of business operations and ensure the greater transparency of management.

- Personal Information Protection Law
To prepare for the entry into effect of the Law concerning the Protection of Personal Information, the Company created a number of new posts and offices: CPO (Chief Protection Officer: general coordinator for protection of personal information, executive officer in charge of General Affairs), an office for promoting the protection of personal information (under General Affairs), and a personal information management officer/coordinator for each business unit within the Company. The Company has also compiled guidelines for the handling of personal information, and has stepped up training for all Company employees to ensure due protection in the handling of personal information.

- Risk Management
The Risk Management Committee convened in January, April, July, and October to seek immediate solutions related to risk prevention and other issues. After the committee convened, the status of its response to these issues was reported to the Management Committee.

- Corporate Social Responsibility Activities
The Corporate Social Responsibility Committee convened in April and October to discuss and affirm policies for dealing with key challenges in the area of corporate social responsibility. In addition, it informs the Management Committee of the issues regarding reduction of greenhouse gases.

6. Relationship with the Parent Companies and Related Parties

(1)Business name of the parent companies, etc.

Parent company, etc.	Attribute	Ratio of ownership voting rights (%)	Stock exchange where shares issued by parent company are listed
Roche Holding Ltd.	Parent company	50.6 (50.6)	Swiss Exchange NASDAQ (ADR)
Roche Finace Ltd.	Parent company	50.6 (50.6)	
Roche Pharmholding B.V.	Parent company	50.6	

In the parenthesis of "Ratio of ownership voting rights" are shown ratio of indirect ownership, which is a breakdown.

(2)Business name of the most influential parent company and the reason of influence

Business name	Roche Holding Ltd.
Reasons	The two companies, Roche Finance Ltd. and Roche Pharmholding B.V., are virtually holding companies. All decision-makings as Roche Group are done by Roche Holding Ltd.

(3)Position of the listed company in the company group at the Parent companies, and other relations with the Parent Companies

Based on the strategic alliance between Chugai and Roche, on October 1, 2002, Roche obtained 50.1% of Chugai's shares through a wholly owned subsidiary, Roche Pharmholding B.V. (Roche Pharmholding) (head office: the Netherlands).

Under the agreement to the alliance, Chugai has exclusive rights to market Roche's pharmaceuticals in Japan, and has first refusal rights regarding the development and marketing in Japan of all development candidates advanced by the Roche Group.

In cases when Chugai decides that it requires a partner for the overseas development and/or marketing activities, Roche will have the right of first refusal regarding the development and marketing of Chugai's development candidates in markets outside Japan (excluding South Korea). The alliance aims to create a new business model that differs from ordinary acquisitions and mergers.

Although Roche Pharmholding includes Chugai in its consolidated financial statements, Chugai continues to function as an independent, listed company, and, while engaging in business in a manner that is in keeping with Japanese culture and society, it will expand its research, development, manufacturing, and marketing activities both domestically and abroad, with the objective of contributing to healthcare and raising profits.

Three of the outside directors as of December 31, 2005 were members of the Executive Committee of the Roche Group.


Roche Holding Ltd.
100%
100%
F. Hoffmann-La Roche Ltd.
Roche Finance Ltd.
100%
Roche Pharmholding B.V.
50.6% (Percentage of voting ownership)
CHUGAI PHARMACEUTICAL CO., LTD.

(4)**Reason of exemption from timely disclosure of company information on the Parent Companies that are not listed**
The Parent companies are the issuer of the shares that are listed in foreign stock exchanges.

(5)**Transactions with the Related Parties** (from January 1 through December 31, 2005 of the consolidated fiscal year 2005)
These are expressed at the notes of the consolidated financial statements, "Transaction with the Related Parties".

Financial Review and Financial Position

1. Business Overview

(1) Overview of Fiscal 2005.12 ended December 31, 2005

a) Sales Results

During the period under review, the environment surrounding the pharmaceuticals industry remained extremely challenging while Government medical cost reduction policies remained in place.

In this business climate, Chugai sought to increase its importance as a member of the Roche Group and endeavored to expedite product development, promote products in domestic and overseas markets, and implement marketing campaigns based on sound ethical and scientific principles that promote appropriate drugs use as well as customer confidence.

As a result, net sales for the fiscal year amounted to ¥327,155 million, rise of 11.0% on the same period of the previous fiacal year. Sales of our anti-influenza agent Tamiflu were far higher than expected due to a large-scale outbreak of influenza in February and March 2005 and the advent of the influenza season at the end of the year. A strong performance was also posted by the recombinant human erythropoietin Epogin, a mainstay product, and other products. Rituxan, an anti-CD20 monoclonal antibody, and Herceptin, a humanized anti-HER2 monoclonal antibody, have gained increasing recognition as standard therapies, and their sales exceeded those of the previous year. A further contribution to sales came from the rising market profile of the Evista osteoporosis treatment launched in May 2004.

Overseas sales, including exports, totaled ¥23,455 million, rise of 26.9% on the same period of the previous fiscal year. Overseas sales accounted for 7.2% of the company sales total.

b) Financial Results

On the profit level, operating income was up 53.7%, to ¥79,168 million, and recurring profit rose 57.9%, to ¥82,091 million, due to the effect of higher sales, reducing selling, general and administrative expenses, and other factors. The Company posted an extraordinary gain of ¥723 million on the sale of such fixed assets as the Kagamiishi Plant and the land previously occupied by the Matsunaga Plant and milestone income of ¥1,667 million from Roche related to the co-development of our in-house development product MRA, as well as a gain of ¥10,717 million from the return of a portion of pension fund assets to the government. As for extraordinary losses, Chugai posted an impairment loss of ¥2,194 million due to the closure of the Tsukuba Research Laboratory and expenses of ¥6,826 million incurred due to the closure of offices such as those related to the restructuring of the manufacturing function. As a result, net income rose 57.2%, to ¥53,632 million.

Principal non-consolidated and consolidated performance figures and the ratios between those figures are as follows.

(Billions of Yen)

	Non-Consolidated (A)	Consolidated (B)	B/A
Net Sales	314.5	327.1	1.04
Operating Income	72.0	79.1	1.10
Recurring Profit	76.0	82.0	1.08
Net Income	51.3	53.6	1.04

The Company plans to pay year-end dividends of ¥22 per share, including special dividends of ¥10 per share. (Total dividends for the year: ¥34 per share)

c) R&D Activities

In Japan and abroad, Chugai is actively engaged in prescription pharmaceutical R&D activities.

Specifically, the Company is working to develop innovative products with global applications, focusing on the oncology, renal disease, and bone and joint disease domains. In Japan, Chugai's research bases in Fuji Gotemba and Kamakura are collaborating to develop new pharmaceuticals and its research facilities in Ukima are conducting industrialization research. Overseas, Chugai Pharma USA, LLC., and Chugai Pharma Europe Ltd., are engaged in clinical development activities in the United States and Europe, respectively.

In the period under review, R&D costs totaled ¥50,058 million.

As for research activities, the endeavor to enhance efficiency, such as progressive collaboration with universities and research institutions, and the realignment of research functions, resulted in the following achievements.

- In March 2005, we closed down the Tsukuba Research Laboratory and centralized antibody research functions at Fuji-Gotemba Research Laboratory.
- In April 2005, we established Forerunner Pharma Research Co., Ltd., through a capital partnership with Mitsui & Co., Ltd., and the Central Institute for Experimental Animals, with a view to discover innovative new pharmaceuticals and diagnostic products by strengthening business-academia collaboration.
- In September 2005, we signed an agreement with Human Metabolome Technologies, Inc. to collaborate on the search of biomarkers, aiming to improve efficiency in drug discovery.

As for clinical development activities in Japan, the Company saw progress in the fields of oncology, bone and joint disease, and other disease areas.

Oncology

- In January 2006, the manufacturing and marketing approval for Aromatase inhibitor CGS20267 (marketed as Femara; indication: breast cancer in postmenopausal women) was obtained by our partner, Novartis Pharma.
- We submitted an application for manufacturing and marketing approval for our recombinant human erythropoietin EPOCH (marketed as Epogin; expected additional indication: chemotherapy-induced anemia) on December 21, 2005.
- We completed Phase II clinical trials for our 5-FU derivative R340 (marketed as Xeloda; expected additional indication: colorectal cancer) and had been preparing to file an application in the middle of 2005, but after consultations with the authority, the plan will be reconsidered as the need arose to clarify the clinical positioning of the drug as a single agent treatment, and to consider combined use with R435 and/or oxaliplatin. After reviewing our application strategy and time-frame, we are now planning to file the application for monotherapy treatment in adjuvant colon cancer in 2006, and the application for combination treatment in advanced or recurrent colorectal cancer after 2008. Besides, in inoperable or recurrent breast cancer, where the drug has already received approval, we have completed Phase II clinical trials and data assessment on global dosage and administration, and plan to submit an application for the modification of dosage and administration together with the application for adjuvant colon cancer.
- In June 2005, we began clinical pharmacological trials of continuous erythropoiesis receptor activator R744 (expected indication: chemotherapy-induced anemia).
- We are planning to submit an application for manufacturing and marketing approval for humanized anti-VEGF (vascular endothelial growth factor) monoclonal antibody R435 (expected indication: colorectal cancer) in spring, 2006, following the request from the Fifth Investigational Committee for Usage of Unapproved Drugs held in July 2005. We started the Safety Confirmation Study, which was also required by the committee, in November 2005.
- We joined the multinational Phase III clinical trials (expected additional indication: gastric cancer) in January 2006, for Humanized anti-HER2 monoclonal antibody (marketed as Herceptin).
- We plan to submit an application for manufacturing and marketing approval for epidermal growth factor receptor (EGFR/HER1) tyrosine kinase inhibitor R1415 (expected indication: non-small cell lung cancer) in the first half of 2006.
- The re-evaluation of the development of poly-(L-glutamic acid)-paclitaxel conjugate CHC12103 in Japan was made following the announcement from Cell Therapeutics Inc., the licensor of the agent, in which the agent did not meet the primary endpoint of Phase III clinical trials conducted overseas, although the safety profile significantly improved. As a result, we sent a letter in October 2005, notifying our decision to suspend the development and terminate the license agreement. Currently, the termination process is proceeding.
- We resolved to suspend the development of the humanized antibody PTHrP monoclonal antibody CAL, as in Phase I clinical trials (expected indication: hypercalcemia of malignancy) we were unable to confirm the agent's significant efficacy which had been shown in the research phase, while no concerns regarding safety or acceptability were observed.

Bone and Joint Disease

- In June 2005, we launched Phase II clinical trials for the bisphosphonate agent R484 (oral; expected indication: osteoporosis).
- We completed Phase III double-blind clinical trials for the humanized anti-human IL-6 receptor monoclonal antibody MRA (marketed as Actemra; expected additional indication: rheumatoid arthritis), and are preparing an application for manufacturing and marketing approval, which we aim to submit in the first half of 2006.

Other Diseases

- In June 2005, we submitted an application for manufacturing and marketing approval for the use of the antiviral agent R964 in combination with peginterferon Pegasys in chronic hepatitis C patients. In addition, fast-track review was designated in September.
- In April 2005, we received approval to manufacture and market the humanized anti-human IL-6 receptor monoclonal antibody MRA for use in the improvement of various symptoms and laboratory findings associated with Castleman's disease. In June 2005, the drug was launched under the brand name Actemra.
- In April 2005, we launched Phase II trials of VAL, an oral agent for liver function improvement (expected indication: liver function improvement in decompensated cirrhosis).

At present, we are awaiting the approval of applications filed for the manufacture and marketing of six agents under development, including R964 (expected indication: chronic hepatitis C).

Clinical Development Activities Overseas

- In July 2005 we launched the phosphate binding agent PB-94 (hyperphosphatemia treatment) in the Taiwanese market under the name Renagel.
- In January 2005, we began multinational (excluding Japan) Phase III clinical trials of MRA. This drug is being developed in collaboration with Roche (expected indication: rheumatoid arthritis).
- Results from Phase II clinical trials conducted through Chugai Pharma USA, LLC in the United States for the gastrointestinal motility agent GM-611 (expected indication: diabetic gastroparesis) demonstrate efficacy in the improvement of symptoms associated with diabetic gastroparesis. Despite the positive results, further development strategy is under reconsideration as we judged the necessity of confirmation for dosage and administration.
- We resolved to suspend development of the humanized antibody PTHrP monoclonal antibody CAL, as in Phase I/II

clinical trials conducted in the United States (expected indication: cancer-related bone metastasis) we were unable to evaluate the agent's clinical usefulness, while no concerns regarding safety or acceptability were observed.

(2) Forecast for Next Fiscal Year

a) Forecast Assumptions

In drawing up an earnings forecast, we have assumed exchange rates of ¥110/USD, ¥135/EUR, ¥200/GBP, and ¥88/CHF. The earnings forecast for Tamiflu, a drug that is subject to major fluctuations in sales depending on the incidence of influenza, was calculated using the average yearly incidence of influenza over the past 10 years as a baseline; accordingly, we predict a medium-scale outbreak of influenza.

b) Earnings Forecast

We project a harsh operating environment in the domestic prescription drug market in 2006 owing to structural changes in healthcare, including NHI price revisions. These factors have a major impact on the Company because it depends on the domestic market for more than 90% of its sales. Although we expect generally strong unit sales growth for our mainstay products and increased sales from government stockpiling Tamiflu, we forecast consolidated net sales of ¥313.0 billion due to the likely substantial impact of NHI price revisions and a sharp decline in normal shipment levels for Tamiflu. Although the Company's payments related to Epogin will expire because of the expiration of patents, due to drops in the ratio of in-house-developed products in the lineup and sales of Tamiflu intended for national stockpiling along with other factors, Chugai's profit as a percentage of sales will likely deteriorate. In addition, selling, general and administrative (SG&A) expenses are set to increase as a result of our scheduled application for the approval of eight drugs in 2006, starting with the accelerated application submitted for Avastin based on requests from the Fifth Investigational Committee for Usage of Unapproved Drugs, as well as efforts made to enhance our sales force in specialized medical areas, improve safety management systems, and enhance other areas. Consequently, we anticipate operating income of ¥54.0 billion, recurring profit of ¥54.4 billion, and, once office restructuring costs are factored in, net income of ¥31.8 billion, on a consolidated basis.

Note: The above earnings outlook is based on information available at the time of its preparation and constitutes predictions considered reasonable by the Company. As such, this outlook contains potential risks and uncertainties and actual results may differ from the forecast stated herein.

2. Financial Position

(1) Overview of Fiscal 2005 ended December 31, 2005

At the end of the consolidated fiscal year, total assets stood at ¥456,442 million, an increase of ¥44,992 million year on year thanks to an increase in cash and deposits and accounts receivables on the back of higher sales. While accounts payable on equipment were up due to spending on a new solid formulation wing for the Fujieda Plant and increased accounts payable to Roche, a decrease in reserves for employee retirement benefits from the return of a portion of pension fund assets to the government resulted in total liabilities of ¥86,443 million, a decrease of ¥2,696 million compared with the previous fiscal year-end. Working capital (current assets less current liabilities) came to ¥249,970 million, and the current ratio was 418.6%, reflecting the Company's sound financial position. Shareholders' equity totaled ¥368,306 million, up ¥47,459 million from the previous fiscal year-end, and the equity ratio was 80.7%, compared with 78.0% at the same period last year.

(2) Cash Flows

Cash and cash equivalents at the end of the period under review amounted to ¥74,380 million, up ¥16,999 million from the same period last year.

Net cash provided by operating activities amounted to ¥64,663 million, as the increase in full-year net profit before taxes due to higher sales more than compensated for the payment of corporate taxes.

Net cash used in investing activities totaled ¥35,459 million, as spending on the acquisition of plant machinery, purchases of marketable securities, and other expenditures exceeded income generated from the sale of the Kagamiishi Plant.

Net cash used in financing activities amounted to ¥12,556 million due to dividend payments and other factors.

(3) Financial Indices

	FY2002 ended March 31, 2002	FY2003 ended March 31, 2003	FY2003 ended December 31, 2003	FY2004 ended December 31, 2004	FY2005 ended December 31, 2005
Equity ratio (%)	57.5%	65.2%	73.2%	78.0%	80.7%
Market value equity ratio (%)	105.1%	155.2%	207.8%	226.3%	306.7%
Redemption of debt (years)	1.4	0.4	0.5	0.1	0.0
Interest coverage ratio	53.0	78.7	79.4	169.3	284.8

Equity ratio: equity/total assets
Market value equity ratio: total market capitalization/total assets
Interest-bearing debt to cash flows from operating activities (Year-end): interest-bearing debt/operating cash flow (prior to interest and income tax deductions)
Interest-bearing debt to cash flows from operating activities : interest-bearing debt/ operating cash flow (prior to interest and income tax deductions) x 2
Interest coverage ratio: operating cash flow (prior to interest and income tax deductions)/interest payments
* All of the figures in the aforementioned indices were calculated on a consolidated basis.
* Total market capitalization was calculated by multiplying the closing stock price at the end of the term by the total number of outstanding shares at the end of the term (excluding treasury stock).
* Cash flows from operating activities (prior to interest and income tax deductions) in the consolidated statements of cash flow were treated as an operating cash flow (prior to payment of interest and income tax deductions) in the calculations above.
* Interest-bearing debt refers to all debt posted in the consolidated balance sheet upon which interest is paid.
* The amount of paid interest column in the consolidated cash flow statement was treated as an interest payment in the calculations above.
* Due to the Company's change of fiscal year-end and the resultant irregular nine-month fiscal year in 2003, the redemption of debt has been calculated using the following formula: interest-bearing debt / (operating cash flow (before interest and income taxes) x 12/9).

3. Business Risk

Chugai's corporate performance is subject to major impact from a range of possible future events. Below, we list what we consider the principal sources of risk to the development of our business. We recognize the possibility of these risk events actually occurring, and have prepared policies to forestall such risks and take appropriate measures when they do occur.

The future risks identified in this section are based on assessments made by the Company as of the end of the consolidated fiscal year under review.

(1) New product development

With the goal of becoming a top Japanese pharmaceutical manufacturer capable of continuously delivering innovative new drugs, Chugai aggressively pursues R&D in Japan and abroad. As of December 31, 2005, we had 18 projects in our development pipeline. However, it will not be possible to bring all of them smoothly through to market from the research and development stages, and we expect to have to abandon development in some cases. When such a situation occurs, there is a possibility of major impact on our business performance and financial position, depending on the product under development.

(2) Side effects

Medical products are approved in Japan by the Ministry of Health, Labour and Welfare after stringent screening. However, advances in science and technology and years of careful post-marketing monitoring of pharmaceutical product use mean that side effects are discovered in a good number of drugs. In cases where unexpected side effects occur after marketing, there is a risk of significant impact on our business performance and financial position.

(3) Reform of Japan's medical system

Japan's medical insurance system is being reformed against a backdrop of rapid demographic change, with a falling birth rate and increasing numbers of aged citizens.

As part of this process, measures are being taken to curb medical expenses. Revisions have been made to the system of reimbursement of medical fees, and debate is continuing in such areas as drug price reform. The Company's business performance could be significantly affected by future developments in medical system reform, including drug price reform.

(4) Intellectual Property (IP) rights

The Company recognizes that it applies intellectual property rights in pursuing its R&D and other business activities, and takes care to distinguish its own proprietary intellectual property rights and licensing arrangements recognized under law. However, the possibility remains of our infringing on third-party intellectual property rights without being aware of the fact. Major disputes over intellectual property rights relating to our business could have major impact on our business performance.

On April 20, 2004, Chugai was sued for ¥3.0 billion in damages by Ajinomoto Co., Ltd., at the Tokyo District Court for alleged infringement on manufacturing processes belonging by Ajinomoto and that the Company uses in the manufacture of the prescription pharmaceuticals Epogin and Neutrogin. Closing arguments of the aforementioned patent infringement suit were heard on December 12, 2005, and the trial was concluded. At present, we are awaiting the judge's decision.

In addition, Ajinomoto calculates damages incurred of not less than ¥38.2 billion for this alleged patent infringement as the reason for filing this claim and asserts that this claim is merely a partial claim against that amount. Chugai denies patent infringement in this case, and is contending in court that the patents in question are invalid.

(5) Inventory from Roche

Our alliance with Roche makes us Roche's only pharmaceutical partner in the Japanese market; therefore we buy inventory raw materials and other items from them. This inventory includes items that Roche may not be able to secure in sufficient quantities when they are in short supply for production in the event of a sudden outbreak of a new type of influenza or some other case. Should Chugai suffer such an inventory shortage, it could have a major impact on the Company's operating results and financial position.

(6) Foreign exchange-rate fluctuations

The Company's business activities include exports and imports transactions denominated in foreign currencies. The Company protects itself against exchange-rate and similar risk through hedging contracts, but it is impossible to completely eliminate such risk, and there is a possibility, albeit minor, of adverse effects on the Company's business results and financial position from such risk.

Summary of Orders, Production, and Sales

1. Mainstay Products by Product Applications

Product Application	Mainstay products
Central Nervous System	Amoban, Rohypnol, Laughing gas,
Cardiovascular, Respiratory	Sigmart, Renagel, Rythmodan, Bezalip, Preran, Lanirapid, Digosin
Gastrointestinal	Kytril, Ulcerlmin
Hormone, Vitamin, Tonic	Alfarol, Oxarol, Rocaltrol, Tigason
Hematologic Agents	Epogin, Neutrogin
Metabolic	Suvenyl, Evista, Euglucon, Cellcept
Anticancer, Chemotherapeutic	Tamiflu, Rituxan, Herceptin, Furtulon, Xeloda, Picibanil
Antibiotic	Rocephin, Cefotax
Other	Pegasys, Benambax, Actemra

2. Production

(1)Production volume by product application

The Company and its group have been comprised of a single business segment of "Pharmaceutical business" for the fiscal year 2005. Product volume by product application is as follows:

(Millions of Yen)

Product Application	FY 2005.12 (Jan. 1, 2005 – Dec. 31, 2005)	Change (Compared to FY 2004.12)
Central Nervous System	9,116	(3.2) %
Cardiovascular, Respiratory	36,661	36.7
Gastrointestinal	17,217	4.8
Hormone, Vitamin, Tonic	30,209	(16.3)
Hematologic Agents	101,548	13.8
Metabolic	17,343	(8.0)
Anticancer, Chemotherapeutic	48,782	(21.1)
Antibiotic	6,890	25.7
Other	11,678	50.3
Total	279,447	2.8

Note: 1. Amounts are computed based on expected sales price net of consumption taxes.
2. Other business segment of public hygiene medicine is excluded from the above table. Production volume of the segment was 1,891 million yen for the fiscal year 2004.

(2)Purchase volume by product application

The Company and its group have been comprised of a single business segment of "Pharmaceutical business" for the fiscal year 2005. Purchase volume by product application is as follows:

(Millions of Yen)

Product Application	FY 2005.12 (Jan. 1, 2005 – Dec. 31, 2005)	Change (Compared to FY 2004.12)
Central Nervous System	3,272	(2.5) %
Cardiovascular, Respiratory	5,376	(7.9)
Gastrointestinal	626	123.3
Hormone, Vitamin, Tonic	774	(7.1)
Metabolic	8,813	(4.3)
Anticancer, Chemotherapeutic	12,836	16.8
Other	228	(63.4)
Total	31,929	2.5

Note: 1. Amounts are reported based on purchase price net of consumption taxes.

2. Other business segment of public hygiene medicine is excluded from the above table. Purchase volume of the segment was 376 million yen for the fiscal year 2004.

3.Orders

All of the Chugai Group's productions are based on sales forecast, not on orders.

4. Sales by product application

The Company and its group have been comprised of a single business segment of "Pharmaceutical business" for the fiscal year 2005. Sales volume by product application is as follows:

(Millions of Yen)

Product Application	FY 2005.12 (Jan. 1, 2005 – Dec. 31, 2005)	Change (Compared to FY 2004.12)
Central Nervous System	13,611	(0.8) %
Cardiovascular, Respiratory	39,541	19.1
Gastrointestinal	16,671	3.1
Hormone, Vitamin, Tonic	31,855	2.0
Hematologic Agents	104,047	7.5
Metabolic	27,746	(15.4)
Anticancer, Chemotherapeutic	77,493	53.7
Antibiotic	5,996	4.4
Other	10,190	7.8
Total	327,155	13.0

Note: 1. Amounts are reported net of consumption taxes.

2. Other business segment of public hygiene medicine is excluded from the above table. Sales of the segment were 5,156 million yen for the fiscal year 2004.

Consolidated Balance Sheets

(Millions of Yen)

Accounts	As of December 31, 2004			As of December 31, 2005			Change
Assets			%			%	
I Current assets:							
Cash and deposits		57,380			74,380		
Trade notes and accounts receivable		104,685			118,873		
Marketable securities		39,937			68,645		
Inventories		57,916			47,440		
Deferred tax assets		9,992			12,793		
Other		5,680			6,652		
Reserve for doubtful accounts		(656)			(347)		
Total current assets		274,937	66.8		328,439	72.0	53,501
II Fixed assets:							
1.Tangible fixed assets:							
Buildings and structures	104,096			97,257			
Accumulated depreciation	55,956	48,139		57,110	40,147		
Machinery and vehicles	60,341			59,597			
Accumulated depreciation	45,672	14,669		43,925	15,672		
Furniture and fixtures	33,832			32,643			
Accumulated depreciation	27,309	6,522		26,459	6,183		
Land		10,703			9,941		
Construction in progress		10,016			7,514		
Total tangible fixed assets		90,051			79,459		
2.Intangible fixed assets:							
Software		—			4,008		
Other		2,791			2,127		
Total intangible fixed assets		2,791			6,136		
3.Investments and other assets:							
Investment securities (*1)		13,263			18,482		
Long-term loans		152			100		
Deferred tax assets		17,038			11,499		
Other		13,554			12,629		
Reserve for doubtful accounts		(340)			(304)		
Total investments and other assets		43,669			42,407		
Total fixed assets		136,512	33.2		128,003	28.0	(8,509)
Total assets		411,449	100.0		456,442	100.0	44,992

(Millions of Yen)

Accounts	As of December 31, 2004		As of December 31, 2005		Change
Liabilities		%		%	
I Current liabilities:					
Trade notes and accounts payable	19,164		20,989		
Short-term debt	1,000		—		
Other payables	6,960		13,467		
Accrued income taxes	8,132		18,820		
Deferred tax liabilities	3		4		
Accrued consumption taxes	2,448		1,888		
Accrued expenses	16,256		13,496		
Reserve for bonuses to employees	3,845		4,524		
Reserve for sales returns	67		43		
Reserve for sales rebates	1,606		1,884		
Other	3,870		3,347		
Total current liabilities	63,356	15.4	78,468	17.2	15,111
II Fixed liabilities					
Bonds with warrant	3,306		901		
Convertible bonds	1,861		447		
Deferred tax liabilities	3		2		
Reserve for employees' retirement benefits	20,189		6,103		
Reserve for officers' retirement benefits	393		480		
Other	30		38		
Total fixed liabilities	25,783	6.3	7,975	1.7	(17,808)
Total liabilities	89,139	21.7	86,443	18.9	(2,696)
Minority interests					
Minority interests	1,462	0.3	1,692	0.4	229
Shareholders' equity					
I Common stock (*3)	70,531	17.1	72,443	15.9	1,912
II Additional paid-in capital	90,387	22.0	92,296	20.2	1,908
III Retained earnings	164,854	40.1	206,834	45.3	41,979
IV Net unrealized gain on securities	2,405	0.6	3,781	0.8	1,376
V Foreign currency translation adjustments	283	0.1	561	0.1	278
VI Treasury stock, at cost (*4)	(7,616)	(1.9)	(7,611)	(1.6)	4
Total shareholders' equity	320,846	78.0	368,306	80.7	47,459
Total liabilities, minority interests and shareholders' equity	411,449	100.0	456,442	100.0	44,992

Consolidated Statements of Income

(Millions of Yen)

Accounts	FY 2004.12 (Jan. 1, 2004 – Dec. 31, 2004)			FY 2005.12 (Jan. 1, 2005 – Dec. 31, 2005)			Change
			%			%	
I Net sales		294,670	100.0		327,155	100.0	32,484
II Cost of sales: (*2)		111,538	37.9		119,447	36.5	7,908
Gross profit		183,131	62.1		207,707	63.5	24,576
Reserve for sales returns		(431)	(0.1)		(23)	(0.0)	407
Net gross profit		183,563	62.3		207,731	63.5	24,168
III Selling, general and administrative expenses (*1, *2)		132,065	44.8		128,562	39.3	(3,503)
Operating income		51,497	17.5		79,168	24.2	27,671
IV Non-operating income:							
Interest income	425			547			
Dividend income	89			94			
Life insurance dividends received	446			404			
Patent royalties	1,155			1,298			
Gain on foreign exchange	399			24			
Gain on derivatives	—			946			
Other	2,014	4,529	1.5	2,126	5,442	1.7	912
V Non-operating expenses:							
Interest expense	326			326			
Loss on disposal of fixed assets	449			327			
Reserve for doubtful accounts	63			35			
Loss on inventories	1,160			779			
Loss on derivatives	609			—			
Other	1,426	4,036	1.4	1,050	2,519	0.8	(1,517)
Recurring profit		51,990	17.6		82,091	25.1	30,101
VI Extraordinary gain:							
Gain on the transfer of nonprescription products business (*3)	9,337			—			
Gain on the transfer to a defined contribution pension plan (*4)	2,495			—			
Gain on the return of substituted portion of welfare pension plan (*5)	—			10,717			
Fee of licensing agreement (*6)	—			1,667			
Gain on sales of fixed assets (*7)	—	11,833	4.0	723	13,108	4.0	1,274
VII Extraordinary loss:							
Additional payment for special retirement (*8)	4,242			—			
Office closing costs (*9)	2,093			6,826			
Loss on impairment (*10)	—	6,335	2.2	2,194	9,021	2.8	2,685
Income before income taxes and minority interests		57,488	19.5		86,178	26.3	28,690
Income taxes:							
Current	18,823			29,778			
Deferred	3,515	22,339	7.6	1,436	31,214	9.5	8,875
Minority interests		1,031	0.4		1,331	0.4	299
Net Income		34,117	11.6		53,632	16.4	19,515

Consolidated Statements of Retained Earnings

(Millions of Yen)

Accounts	FY 2004.12 (Jan. 1, 2004 - Dec. 31, 2004)		FY 2005.12 (Jan. 1, 2005 - Dec. 31, 2005)	
(Additional paid-in capital)				
I Additional paid-in capital at beginning of year		88,099		90,387
II Increase in Additional paid-in capital				
Conversion of convertible bonds	786		705	
New stocks by exercise of warrant	1,501		1,200	
Gain on disposal of treasury stock	0	2,288	1	1,908
III Additional paid-in capital at ending balance		90,387		92,296
(Retained earnings)				
I Retained earnings at beginning of year		144,062		164,854
II Increase in retained earnings				
Net income	34,117	34,117	53,632	53,632
III Decrease in retained earnings				
Dividends paid	12,021		11,558	
Bonuses to directors	90		94	
Decrease of interest in subsidiaries	1,212	13,324	—	11,652
III Retained earnings at end of year		164,854		206,834

Consolidated Statements of Cash Flows

(Millions of Yen)

Accounts	FY 2004.12 (Jan. 1, 2004- Dec. 31, 2004)	FY 2005.12 (Jan. 1, 2005- Dec. 31, 2005)
I Cash flows from operating activities		
Income before income taxes and minority interests	57,488	86,178
Depreciation and amortization	14,383	16,980
Loss on impairment	—	2,194
Decrease in reserve for employees' retirement benefits	(19,369)	(14,082)
Interest and dividend income	(514)	(642)
Interest expense	326	326
Loss on disposal of fixed assets	449	327
Profit from sales of fixed assets	(123)	(802)
Gain (loss) on sales and revaluation of investment securities	(66)	206
Decrease (increase) in notes and accounts receivable	8,781	(14,135)
Decrease (increase) in inventories	(4,665)	10,526
(Decrease) increase in notes and accounts payable	(1,245)	1,794
Increase (decrease) in accrued consumption taxes	2,227	(560)
Other	(1,063)	(4,181)
Subtotal	56,608	84,131
Interest and dividends received	514	582
Interest paid	(337)	(297)
Income taxes paid	(10,947)	(19,753)
Income taxes refunded	5,656	—
Net cash (used in) provided by operating activities	51,494	64,663
II Cash flows from investing activities		
Purchases of marketable securities	(84,001)	(123,096)
Proceeds from sales of marketable securities	85,897	93,906
Purchases of investment securities	(8,093)	(3,132)
Proceeds from sales of investment securities	1,247	393
Purchases of fixed assets	(11,746)	(9,102)
Proceeds from sales of fixed assets	1,427	5,472
Net decrease in short-term loans	5	0
Net decrease in long-term loans	52	70
Proceeds from sales of subsidiary's stock accompanied with change in scope of consolidation	—	29
Net cash (used in) provided by investing activities	(15,211)	(35,459)
III Cash flows from financing activities		
Net decrease in long-term debt	(11)	(1,000)
Redemption of bonds	(0)	(0)
Net (increase) decrease in treasury stock	(1,680)	4
Cash dividends paid to shareholders of parent company	(12,021)	(11,558)
Cash dividends paid to minority shareholders	(5)	(3)
Net cash used in financing activities	(13,718)	(12,556)
IV Effect of exchange rate changes on cash and cash equivalents	170	353
V Net increase in cash and cash equivalents	22,736	16,999
VI Cash and cash equivalents at beginning of year	36,226	57,380
VII Cash decrease resulting from exclusion of subsidiaries from consolidation	(1,581)	—
VIII Cash and cash equivalents at end of year	57,380	74,380

Basis of Preparing Consolidated Financial Statements

FY 2004.12 (Jan 1, 2004 - Dec. 31, 2004)	FY 2005.12 (Jan 1, 2005 - Dec. 31, 2005)
1. Scope of Consolidation (1) Number of consolidated subsidiaries:15 companies Major subsidiaries: Overseas: Chugai Pharma Marketing Ltd. Chugai Clinical Research Center Co., Ltd. has been included from the scope of consolidation due to its establishment in 2004. Eiko Kasei Co., Ltd., transferred nonprescription products business and Shanghai Chugai Pharma Co., Ltd. have been excluded from the scope of consolidation of the Balance Sheets as of Dec 31, 2004 because they had little value in their materiality. Their profit and loss statement during 2004 is consolidated in the consolidated statements of income. (2) Number of non-consolidated subsidiaries:2 companies Eiko Kasei Co., Ltd., transferred nonprescription products business and Shanghai Chugai Pharma Co., Ltd. have been excluded from the scope of consolidation, because they had little value in their materiality.	1. Scope of Consolidation (1) Number of consolidated subsidiaries:15 companies Major subsidiaries: Overseas: Chugai Pharma Marketing Ltd. Chugai Pharma (Shanghai) Consulting Co., Ltd. has been included in the scope of consolidation due to its establishment in 2005. Tohoku Chugai Pharmaceutical Co. Ltd. has been excluded from the scope of consolidation of the Balance Sheets as of Dec 31, 2005 because we sold their stock. Their profit and loss statement during the first half period of 2005 is consolidated in the Consolidated Statements of Income. (2) Number of non-consolidated subsidiaries:2 companies Eiko Kasei Co., Ltd. and Shanghai Chugai Pharma Co., Ltd. have been excluded from the scope of consolidation, because they had little value in their materiality.
2. Application of Equity Method (1) Number of non-consolidated subsidiaries and affiliates accounted for by the equity method: None (2) Companies to which the equity method has not been applied: Subsidiaries: Eiko Kasei Co., Ltd. and Shanghai Chugai Pharma Co., Ltd. Affiliate: C&C Research Laboratories Investments in these companies have been carried at cost and the effect of their net income and retained earnings on the consolidated financial results of the Company had little value in their materiality.	2. Application of Equity Method (1) Number of non-consolidated subsidiaries and affiliates accounted for by the equity method: Same as in the left. (2) Companies to which the equity method has not been applied: Same as in the left.
3. Treatment for the Difference in Fiscal Period Closing date of all subsidiaries is in agreement with its Company.	3. Treatment for the Difference in Fiscal Period Same as in the left.
4. Significant Accounting Policies (1) Basis and method for valuation of significant assets a. Financial assets Held-to-maturity securities: Held-to-maturity securities are stated by the amortized cost method Other securities: - Securities with market value are stated at fair value at closing date for the fiscal year, and changes in fair value are recorded as a separate component of shareholders' equity at an amount net of tax, and the moving average method is used to calculate the original cost. - Securities without market value are stated at cost determined by the moving average method. b. Basis of valuation of derivatives: Derivatives are revaluated by the market value method. c. Inventories - Inventories other than work in process are stated at cost determined principally by the average method. - Work in process is stated at cost determined principally by the first-in, first-out method. (2) Method of depreciation a. Tangible fixed assets Depreciation of tangible fixed assets is calculated primarily by the declining-balance method. b. Intangible fixed assets Depreciation of intangible fixed assets is calculated primarily by the straight-line method.	4. Significant Accounting Policies (1) Basis and method for valuation of significant assets a. Financial assets Same as in the left. b. Basis of valuation of derivatives: Same as in the left. c. Inventories Same as in the left. (2) Method of depreciation a. Tangible fixed assets Depreciation of tangible fixed assets is calculated primarily by the declining-balance method. b. Intangible fixed assets Depreciation of intangible fixed assets is calculated primarily by the straight-line method. Depreciation of software for internal use is calculated based on the usable period (five years).

FY 2004.12 (Jan 1, 2004 - Dec. 31, 2004)	FY 2005.12 (Jan 1, 2005 - Dec. 31, 2005)
(3) Accounting for important reserves a. Reserve for doubtful accounts In order to prepare for losses of bad credits such as account receivables or loans and for revaluation losses on financial instruments, except valuation losses on securities, the reserve for doubtful accounts is provided for at uncollectable amount based on the historical percentage of credit losses for general credits, and is provided for at amount that is estimated individually considering these possibilities of collection for bad credits that is highly possible to loss and these possibilities of future loss on financial instruments.	(3) Accounting for important reserves a. Reserve for doubtful accounts Same as in the left.
b. Reserve for bonuses to employees The reserve for bonuses to employees is presented at an estimated amount of the liability for bonuses incurred for the fiscal year.	b. Reserve for bonuses to employees Same as in the left.
c. Reserve for sales returns The reserve for sales returns is calculated by multiplying a sales credit at the end of fiscal year by the ratio of returns to sales of the latest two fiscal years and by the ratio of current sales profit for the fiscal year, in order to prepare for a loss arising from sales returns subsequent to the balance sheet date.	c. Reserve for sales returns Same as in the left.
d. Reserve for sales rebates The reserve for sales rebates is computed based on sales amount in order to prepare for any expenditure on sales rebates subsequent to this fiscal year.	d. Reserve for sales rebates The reserve for sales rebates is computed based on sales amount in order to prepare for any expenditure on sales rebates subsequent to this fiscal year.
(Additional information) Although the Company had computed by multiplying the balance of account receivables at the balance sheet date by the current rebate ratio, the Company has changed to compute estimated reserve for sales rebates, to be charged for this fiscal year, based on sales amount, due to the revision of the sales rebate calculation rule in this fiscal period.	

FY 2004.12 (Jan 1, 2004 - Dec. 31, 2004)	FY 2005.12 (Jan 1, 2005 - Dec. 31, 2005)
e. Reserve for employees' retirement benefits The reserve for employees' retirement benefits is stated at the amount required to cover the liabilities as of the balance sheet date, and is based on the Company's estimate of its liability for retirement benefits and pension assets as of the balance sheet date. This reserve also includes the amount which would be required to be paid if all eligible employees of domestic subsidiaries voluntarily terminated their employment as of the balance sheet date. Prior service cost is being amortized as incurred by the declining-balance method over 10 years which is shorter than the average remaining years of service of the eligible employees. Actuarial gain and loss are amortized by the declining-balance method over 10 years which is shorter than the average period of the remaining years of service of the eligible employees and are amortized from following year in which the gain or loss is recognized. The reserve for employees' retirement benefits of the foreign subsidiaries is calculated in conformity with accounting standards of their countries of domicile.	e. Reserve for employees' retirement benefits The reserve for employees' retirement benefits is stated at the amount required to cover the liabilities as of the balance sheet date, and is based on the Company's estimate of its liability for retirement benefits and pension assets as of the balance sheet date. This reserve also includes the amount which would be required to be paid if all eligible employees of domestic subsidiaries voluntarily terminated their employment as of the balance sheet date. Prior service cost is being amortized as incurred by the declining-balance method over 10 years which is shorter than the average remaining years of service of the eligible employees. Actuarial gain and loss are amortized by the declining-balance method over 10 years which is shorter than the average period of the remaining years of service of the eligible employees and are amortized from following year in which the gain or loss is recognized. The reserve for employees' retirement benefits of the foreign subsidiaries is calculated in conformity with accounting standards of their countries of domicile.
(Additional information) Return of substituted portion of welfare pension plan to the government The Company received approval of the exemption from the obligation for payments of benefits related to future employee services with respect to the substituted portion of welfare pension plan. The approval was received from the Minister of Health, Labour and Welfare on October 7, 2004, in accordance with the enforcement of the Defined-Benefit Corporate Pension Law. The amount of pension plan assets expected to be transferred back to the government (minimum legal reserve) was measured at ¥8,542 million as of the balance sheet date. If the payment of the amount were made on that date, the expected gain in accordance with paragraph 44-2 of "Practical Guideline for Accounting of Retirement Benefits (Interim Report)" (Report No.13 of the Committee of Accounting System of Association of Japanese Certified Public Accountant) would be ¥10,503 million. Implementation of Defined Contribution Pension Plan The Company made the transition from tax-qualified pension plan to defined contribution pension plan and prepaid retirement allowance plan in October, 2004, in accordance with the enforcement of the Defined Contribution Pension Law. Consequently, ¥2,495 million of Reserve for employees' retirement benefits was decreased, and the same amount was recorded as extraordinary gain due to this change.	(Additional information) Return of substituted portion of welfare pension plan to the government The Company received approval of the return of the pension plan assets related to prior employee services with respect to the substituted portion of welfare pension plan. The approval was received from the Minister of Health, Labour and Welfare on August 1, 2005, and the Company returned the amount of pension plan asset (minimum legal reserve) to the government on November 16, 2005, in accordance with the enforcement of the Defined-Benefit Corporate Pension Law. The amount affecting the current income statement was ¥10,717 million, recorded as extraordinary gain.
f. Reserve for officers' retirement benefits The reserve for officers' retirement benefits is recorded at an amount based on management's estimate, which would be required to be paid if all officers resigned as of the balance sheet date on the basis of the Company's internal regulations.	f. Reserve for officers' retirement benefits Same as in the left.
(4) Foreign currency translation The revenue and expense accounts of the foreign consolidated subsidiaries are translated into yen at the rates of exchange in effect at the balance sheet date, and, except for the components of shareholders' equity, the balance sheet accounts are also translated at the rates of exchange in effect at the balance sheet date. The components of shareholders' equity are translated at their historical rates. Translation differences are presented as translation adjustments in shareholders' equity of the accompanying consolidated financial statements.	(4) Foreign currency translation Same as in the left.
(5) Accounting for lease transactions Non-cancelable lease transactions are primarily accounted for as operating leases (whether such leases are classified as operating or finance leases) except that lease agreements that stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases. The foreign consolidated subsidiaries' accounting treatment of fixed assets including lease transactions is accounted for in accordance with their countries' accounting standards.	(5) Accounting for lease transactions Same as in the left.
(6) Other Income and expenses for the Company and its domestic subsidiaries are recorded at net of consumption tax	(6) Others Same as in the left.

FY 2004.12 (Jan 1, 2004 - Dec. 31, 2004)	FY 2005.12 (Jan 1, 2005 - Dec. 31, 2005)
5. Basis of evaluation of consolidated subsidiaries Inter-company investments and the net equity of companies acquired are eliminated in accordance with the partial fair value method. This means that a portion of the assets and liabilities of the subsidiary that is allocable to the parent is re-measured at fair value as of the date of the investment, and the remaining portion of the assets and liabilities to be allocated to the minority interest(s) is carried at book value.	5. Basis of evaluation of consolidated subsidiaries Same as in the left.
6. Excess of costs over net assets of acquired subsidiaries The excess of costs over the net assets of acquired subsidiaries is amortized over 20 years using the straight-line method or amortized fully when acquired if the amount is immaterial.	6. Excess of costs over net assets of acquired subsidiaries Same as in the left.
7. Appropriations of retained earnings The accompanying consolidated statements of retained earnings for fiscal year period have been prepared based on the appropriations approved by shareholders through the end of the fiscal year.	7. Appropriations of retained earnings Same as in the left.
8. Scope of cash equivalents in consolidated statements of cash flows All highly liquid investments with maturities of three months or less when purchased and which are readily convertible into cash and are exposed to insignificant risk of changes in value, are considered cash equivalents.	8. Scope of cash equivalents in consolidated statements of cash flows Same as in the left.

Change in accounting policies

FY 2004.12 (Jan. 1, 2004 – Dec. 31, 2004)	FY 2005.12 (Jan. 1, 2005 - Dec. 31, 2005)
---------------------------	Impairment Accounting for Fixed Assets The Company adopted early impairment accounting standards from the fiscal year 2005. These standards are based on the "Report on Accounting Standards for Impaired Fixes Assets", published by Business Accounting Council on August 9, 2002, and the "Implementation Guidelines on Accounting Standards for Impaired Fixes Assets" in the "Accounting Standard Implementation Guideline No. 6", published by the Accounting Standards Board of Japan on October 31, 2003. From the fiscal year closing on March 31, 2004, these standards are applicable on its fiscal statements. This caused a loss of ¥2,194 million in the income before income taxes. Accumulated impairment losses are deducted directly from the value of each asset according to the revised regulations of financial statements.

Additional information

FY 2004.12 (Jan. 1, 2004 – Dec. 31, 2004)	FY 2005.12 (Jan. 1, 2005 - Dec. 31, 2005)
--------------------------	Pro forma standard taxation Pro forma standard taxation system was introduced as from the fiscal year starting on and after April 1, 2004, based on "the law for partial revision of local tax law, etc."(Code 9 of 2003) issued on March 31, 2003. The company included business tax on value added and on capital in selling, general and administrative expenses, according to "Practical treatment for representation of pro forma part of business tax on income statement"(in the Report of practical compliance No.12 issued on February 13, 2004 by the corporate accounting standard committee). As a result of this, selling, general and administrative expenses increased by ¥819 million, and operating profit, recurring profit, and net profit before tax decreased by ¥819 million.

Notes

1. Notes to the Consolidated Balance Sheets

FY 2004.12 (As of December 31, 2004)	FY 2005.12 (As of December 31, 2005)
(1) Investment securities of non-consolidated subsidiaries and affiliates: Investment securities (Stock) ¥298 million (2) Contingent liabilities Guarantees of loans of employees ¥977 million (3) Number of outstanding shares of the Company as of December 31, 2004 was common stock 555,004,964 shares. (4) Number of treasury stock of consolidated company was common stock 5,400,239 shares. (5) Commitment line (loan framework) contract The Company maintains commitment line contracts with thirteen financial institutions in order to allow the efficient procurement of working capital. The balances of loans, etc in the balance sheet date was as follows; (Millions of Yen) Total commitments 30,000 Commitments used —— Commitments unused 30,000	(1) Investment securities of non-consolidated subsidiaries and affiliates: Investment securities (Stock) ¥298 million (2) Contingent liabilities Guarantees of loans of employees ¥811 million (3) Number of outstanding shares of the Company as of December 31, 2005 was common stock 558,655,824shares. (4) Number of treasury stock of consolidated company was common stock 5,386,584 shares. (5) Commitment line (loan framework) contract The Company maintains commitment line contracts with thirteen financial institutions in order to allow the efficient procurement of working capital. The balances of loans, etc in the balance sheet date was as follows; (Millions of Yen) Total commitments 30,000 Commitments used —— Commitments unused 30,000

2. Notes to the Consolidated Income of Statements

FY 2004.12 (Jan. 1, 2004 - Dec. 31, 2004)	FY 2005.12 (Jan. 1, 2005 - Dec. 31, 2005)
(1) Significant components of SG&A expenses (Millions of Yen) Depreciation 1,499 Reserve for doubtful accounts 10 Reserve for bonuses to employees 2,428 Retirement benefit expenses 3,300 Reserve for officers' retirement benefits 81 Payroll expenses 27,378 Selling expenses 15,263 R&D expenses 48,165	(1) Significant components of SG&A expenses (Millions of Yen) Depreciation 1,922 Reserve for doubtful accounts 0 Reserve for bonuses to employees 2,847 Retirement benefit expenses 1,257 Reserve for officers' retirement benefits 98 Payroll expenses 26,088 Selling expenses 12,513 R&D expenses 50,058
(2) R&D expenses including selling, general and administrative expenses and manufacturing cost: ¥48,165 million	(2) R&D expenses including selling, general and administrative expenses and manufacturing cost: ¥50,058 million
(3) Gain on the transfer of nonprescription products business This is due to transfer of nonprescription products business to Lion Corporation, and transfer of insecticide manufacturing business of the Company's wholly-owned subsidiary Eiko Kasei Co., Ltd. to Lion Packaging Co., Ltd., a wholly-owned subsidiary of Lion Corporation.	(3) ----------
(4) Gain on the transfer to a defined contribution pension plan This is due to transition to a defined contribution pension plan and a prepaid retirement allowance plan, because tax-qualified pension plan was closed in October, 2004.	(4) ----------
(5) ----------	(5) Gain on the return of substituted portion of welfare pension plan As the defined benefit pension plan law took effect, the company was approved for returning the substituted portion of welfare pension plan (prior services) by the Ministry of Health, Labor and Welfare as of August 1, 2005. This is due to its return.
(6) ----------	(6) Fee for licensing agreement Milestone payment received based on the licensing agreement related to the co-development and co-marketing of MRA.
(7) ----------	(7) Profit from sales of fixed assets The profit was from the sale of land, building, etc. of the former Kagamiishi plant, and the sale of land of the former Matsunaga plant.
(8) Additional payment for special retirement This is due to special treatment of early retirement.	(8) ----------
(9) Office closing costs This is mainly environmental protection and retirement of equipment, etc.	(9) Office closing costs This is mainly due to retirement of equipments, etc. In addition, the Company depreciated extraordinarily ¥3,252 million to express reasonable book value, with respect to Ukima plant and Kamakura plant which were decided to close in the fiscal year 2005. This amount is included.

FY 2004.12 (Jan. 1, 2004 - Dec. 31, 2004)	FY 2005.12 (Jan. 1, 2005 - Dec. 31, 2005)
(10) ----------	(10) Loss on impairment (see below)

(10) Loss on impairment

Although the Company and consolidated subsidiaries have divided assets for business use into groups by business unit that generates the cash continuously, the Company and consolidated subsidiaries have treated the pharmaceutical business as one group because the Company and consolidated subsidiaries hold only pharmaceutical business. In addition, unutilized assets have been divided into groups individually. The following impairment losses were recognized for the fiscal year 2005.

(Millions of Yen)

Location	Use	Classification	Amount
Former Tsukuba Research Center (Niharu District, Ibaragi)	Pharmaceutical research	Building and Equipment	1,396
		Land	359

The Tsukuba research center was closed as part of the restructuring of research and development function during the fiscal year 2005 and it is unutilized condition now. In addition, the buildings of its center were decided to dispose because of the difficulty in reusing.

In relation with this, the Company and consolidated subsidiaries reduced the buildings' book value to zero and the land's book value to net recoverable value. Net selling price, on the basis of the valuation price by the fixed property tax, was used as net recoverable value for the land.

(Millions of Yen)

Location	Use	Classification	Amount
Ukima Plant (Kita Ward, Tokyo)	Pharmaceutical production	Building and Equipment	270
Kamakura Plant (Kamakura-City, Kanagawa)	Pharmaceutical production	Building and Equipment	131
		Other	0
Fujieda Plant (Fujieda-City, Shizuoka)	Pharmaceutical production	Building and Equipment	34

In connection with the launch of restructuring production system for the purpose of thorough efficiency of manufacturing function and concentration of resources, the utilized assets mentioned above were decided to dispose and their book value were reduced to zero.

3. Notes to the Consolidated Statements of Cash Flows

FY 2004.12 (Jan. 1, 2004 - Dec. 31, 2004)	FY 2005.12 (Jan. 1, 2005 - Dec. 31, 2005)
(1) Reconciliation between cash and cash equivalents in the consolidated statements of cash flows and cash and deposits in the consolidated balance sheets (Millions of Yen) Cash and deposits 57,380 Cash and Cash Equivalents 57,380 (2) The significant components of non-cash transactions Convertible bonds and warrants (Millions of Yen) Decreased convertible bonds due to conversion 1,576 Decreased bonds and warrant right due to exercise 3,005	(1) Reconciliation between cash and cash equivalents in the consolidated statements of cash flows and cash and deposits in the consolidated balance sheets (Millions of Yen) Cash and deposits 74,380 Cash and Cash Equivalents 74,380 (2) The significant components of non-cash transactions Convertible bonds and warrants (Millions of Yen) Decreased convertible bonds due to conversion 1,413 Decreased bonds and warrant right due to exercise 2,404

4. Lease Transactions

FY 2004.12 (Jan. 1, 2004 - Dec. 31, 2004)

Finance lease transactions other than those which transfer ownership of the leased assets to the lessee were as follows:

(1) Acquisition costs, accumulated depreciation and net balance

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net balance
Machinery and vehicles	69	12	57
Furniture and fixtures	2,375	1,017	1,357
Total	2,445	1,030	1,414

Acquisition cost includes interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(2) Future minimum lease payments

(Millions of Yen)

Due within one year	568
Due over one year	846
Total	1,414

Future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(3) Lease payments and depreciation

(Millions of Yen)

Lease payment	557
Depreciation	557

(4) Depreciation of leased assets

Assuming that the residual values are nil, depreciation of leased assets is calculated over the relevant lease periods using the straight-line method.

FY 2005.12 (Jan. 1, 2005 - Dec. 31, 2005)

Finance lease transactions other than those which transfer ownership of the leased assets to the lessee were as follows:

(1) Acquisition costs, accumulated depreciation and net balance

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net balance
Machinery and vehicles	74	25	48
Furniture and fixtures	2,538	1,404	1,134
Total	2,613	1,429	1,183

Acquisition cost includes interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(2) Future minimum lease payments

(Millions of Yen)

Due within one year	490
Due over one year	693
Total	1,183

Future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(3) Lease payments and depreciation

(Millions of Yen)

Lease payment	604
Depreciation	604

(4) Depreciation of leased assets

Same as in the left.

5. Fair Value of Marketable Securities and Investment Securities

As of December 31, 2004:

(1) Trading securities

The Company and its consolidated subsidiaries had no trading securities.

(2) Held-to-maturity securities with market value

The Company and its consolidated subsidiaries had no held-to-maturity securities with market value.

(3) Other securities with market value

(a) Securities whose carrying value exceeds their acquisition costs (Millions of Yen)

	Acquisition cost	Carrying value	Net unrealized gain (loss)
Stocks	3,371	7,404	4,032
Bonds	15,835	15,844	8
Others	989	999	9
Total	20,197	24,247	4,050

(b) Securities whose carrying value does not exceed their acquisition costs (Millions of Yen)

	Acquisition cost	Carrying value	Net unrealized gain (loss)
Stocks	11	2	(8)
Bonds	28,099	28,095	(3)
Total	28,111	28,098	(12)
Total (a+b)	48,308	52,346	4,038

(4) Other securities sold during the fiscal year

(Millions of Yen)

Total of sale	Total of gain on sale	Total of loss on sale
1,250	270	160

(5) Securities without market value

(Millions of Yen)

	Carrying value
a. Held-to-maturity securities:	—
b. Other securities:	
Unlisted stocks, etc	555

(6) Scheduled redemption value of other securities with maturity dates and held-to-maturity securities

(Millions of Yen)

	Within one year	Between one and five years
Other securities with maturity dates		
Corporate bonds	22,938	5,001
Others	16,998	—
Total	39,937	5,001

As of December 31, 2005:

(1) Trading securities

The Company and its consolidated subsidiaries had no trading securities.

(2) Held-to-maturity securities with market value

The Company and its consolidated subsidiaries had no held-to-maturity securities with market value.

(3) Other securities with market value

(a) Securities whose carrying value exceeds their acquisition costs (Millions of Yen)

	Acquisition cost	Carrying value	Net unrealized gain (loss)
Stocks	3,272	9,522	6,249
Bonds	18,564	18,580	15
Others	15,989	16,076	87
Total	37,826	44,179	6,352

(b) Securities whose carrying value does not exceed their acquisition costs (Millions of Yen)

	Acquisition cost	Carrying value	Net unrealized gain (loss)
Stocks	—	—	—
Bonds	42,209	42,198	(10)
Total	42,209	42,198	(10)
Total (a+b)	80,036	86,378	6,342

(4) Other securities sold during the fiscal year

(Millions of Yen)

Total of sale	Total of gain on sale	Total of loss on sale
361	246	23

(5) Securities without market value

(Millions of Yen)

	Carrying value
a. Held-to-maturity securities:	—
b. Other securities:	
Unlisted stocks, etc	520

(6) Scheduled redemption value of other securities with maturity dates and held-to-maturity securities

(Millions of Yen)

	Within one year	Between one and five years
Other securities with maturity dates		
Governmental bonds, Municipal bonds, etc	4,999	—
Corporate bonds	30,570	8,210
Others	33,075	—
Total	68,645	8,210

6. Derivative Transactions

FY 2004.12 (Jan. 1, 2004 - Dec. 31, 2004)	FY 2005.12 (Jan. 1, 2005 - Dec. 31, 2005)
(1) Items related to the status derivative transactions a. Description of financial derivative transactions The derivative financial instruments that the Company utilizes are both foreign exchange contract transaction and currency swap relating to foreign currency, and interest rate swap transaction relating to interest rate.	(1) Items related to the status derivative transactions a. Description of financial derivative transactions Same as in the left.
b. Policy of financial derivative transactions The Company mainly utilizes financial derivative transactions in order to reduce a market risk on business, but does not utilize them for speculative purpose.	b. Policy of financial derivative transactions Same as in the left.
c. Purpose of financial derivative transactions The Company utilizes them for following purposes; - in order to hedge against fluctuation risks in foreign currency exchange rate according to money claim and monetary assets and liabilities in foreign currencies. - in order to hedge against fluctuation risks in interest rate according to borrowed money and reduce financial charges	c. Purpose of financial derivative transactions Same as in the left.
d. Description of risks associated with derivative transactions The Company is exposed to fluctuation risks in foreign currency exchange rate according to foreign exchange contract transactions, and exposed to fluctuation risks in market interest rate according to interest rate swap agreement. It is believed that the risk of non-fulfillment of contracts would be quite low because the Company enters into transactions only with financial institutions with high credit ratings.	d. Description of risks associated with derivative transactions Same as in the left.
e. Risk management of the financial derivatives Bursary executes and controls the foreign exchange contract transactions relating to foreign currency, by getting the approval of the settlement person in charge based on the Company's rule. And bursary also executes interest swap transaction relating to interest rate, by getting the approval of the settlement person in charge.	e. Risk management of the financial derivatives Same as in the left.
f. Supplementary note for "Description of market value of the financial derivatives" The contract amount of the financial derivatives on following note is absolutely nominal amount or estimated notional principal. The contract amount is not representative of the size of risk associated with derivative transactions.	f. Supplementary note for "Description of market value of the financial derivatives" Same as in the left.

As of December 31, 2004:

(2) Description of market value of the financial derivatives

a. Currency-related transactions (Millions of Yen)

	Notional amounts (Total)	Notional amounts (Over one year)	Fair value	Unrealized gain (Loss)
Currency swaps:				
Euro/Yen	1,000	—	35	35
Total	1,000	—	35	35

(Notes)

1. Revaluation method of fair value:
   It is based on the prices that financial institutions present.
2. Derivatives applying hedge accounting:
   None

b. Interest-related transactions (Millions of Yen)

	Notional amounts (Total)	Notional amounts (Over one year)	Fair value	Unrealized gain (Loss)
Interest rate swaps:				
Receive/floating and pay/fixed	5,000	5,000	(311)	(311)
Receive/fixed and pay/floating	5,000	5,000	318	318
Total	10,000	10,000	7	7

(Notes)

1. Revaluation method of fair value:
   It is based on the prices that financial institutions present.
2. Derivatives applying hedge accounting:
   None

As of December 31, 2005:

(2) Description of market value of the financial derivatives

a. Currency-related transactions (Millions of Yen)

	Notional amounts (Total)	Notional amounts (Over one year)	Fair value	Unrealized gain (Loss)
Forward foreign exchange contracts				
Buy:				
Swiss francs	13,941	—	14,014	73
Total	13,941	—	14,014	73

(Notes)

1. Revaluation method of fair value:
   It is based on the prices that financial institutions present.
2. Derivatives applying hedge accounting:
   None

b. Interest-related transactions (Millions of Yen)

	Notional amounts (Total)	Notional amounts (Over one year)	Fair value	Unrealized gain (Loss)
Interest rate swaps:				
Receive/floating and pay/fixed	5,000	5,000	(187)	(187)
Receive/fixed and pay/floating	5,000	5,000	191	191
Total	10,000	10,000	3	3

(Notes)

1. Revaluation method of fair value:
   It is based on the prices that financial institutions present.
2. Derivatives applying hedge accounting:
   None

7. Accounting for Retirement Benefits

FY 2004.12 (Jan. 1, 2004 - Dec. 31, 2004)

(1) Overview of retirement benefits

The Company has a welfare pension fund plan as a defined benefit plan and a lump-sum payment plan. In October, 2004, the Company transferred from a tax-qualified pension plan to a defined contribution pension plan, because a tax-qualified pension plan was closed. In addition, the Company has set up an employee retirement benefit trust in December, 2004 for the lump-sum payment plan.

The Company has possibility to pay extra retirement benefit, excluding scope of retirement benefit obligation by actuarial calculation in line with accounting for retirement benefits, when an employee retires.

The Company's domestic consolidated subsidiaries participate in the lump-sum payment plan.

(2) Retirement benefit obligation

	(Millions of Yen)
Retirement benefit obligation	(77,828)
Pension assets	64,283
Unfunded retirement benefit obligation	(13,544)
Unrecognized prior service cost	(7,740)
Unrecognized actuarial loss	1,390
Net amount recorded in the consolidated balance sheets	(19,894)
Prepaid pension cost	295
Reserve for employee's retirement benefits	(20,189)

Notes:

1. The government-sponsored portion of welfare pension fund plan is included in the amount.
2. The company's domestic consolidated subsidiaries adopt the simplified method on calculating retirement benefit obligation.

(3) Retirement benefits expenses

	(Millions of Yen)
Service cost (*1, *2)	3,887
Interest cost	1,741
Expected return on pension assets	(1,018)
Amortization of actuarial gain or loss	344
Amortization of prior service cost	(524)
Others(*3)	149
Total retirement benefit expenses	4,579

Notes:

1. Plan participants' contributions to welfare pension funds have been deducted from the amount.
2. Retirement benefits expenses of consolidated subsidiaries adopted the simplified method is included to this amount.
3. This is a payment of contribution to a defined contribution pension plan.
4. Additional retirement benefits aren't listed in the above.

(4) Assumptions and policies adopted in calculation of retirement benefits obligation

Discount rate	2.0%
Rate of expected return on plan assets	2.0%
Method of attribution of retirement benefits to the period	Straight line method for the years of services
Period of amortizing prior service cost	10 years (Prior service cost is being amortized by the declining balance method over a period of average remaining services years of employees at the time of occurrence.)
Period of amortizing actuarial gain and loss	10 years (Actuarial gain and loss are amortized by the declining method over the period of average remaining services years of employees at the time of occurrence from the following year of occurrence.)

FY 2005.12 (Jan. 1, 2005 - Dec. 31, 2005)

(1) Overview of retirement benefits

The Company has a welfare pension fund plan as a defined benefit plan and a lump-sum payment plan. In October, 2004, the Company transferred from a tax-qualified pension plan to a defined contribution pension plan, because a tax-qualified pension plan was closed.

The Company received approval of the return of the pension plan assets related to prior employee services with respect to the substituted portion of welfare pension plan. The approval was received from the Minister of Health, Labour and Welfare in August, 2005. The Company transferred the taxable portion of employee pension fund to defined contribution pension plan.

The Company set up an employee retirement benefit trust in December, 2004 for the lump-sum payment plan. In addition, the Company has possibility to pay extra retirement benefit, excluding scope of retirement benefit obligation by actuarial calculation in line with accounting for retirement benefits, when an employee retires.

The Company's domestic consolidated subsidiaries participate in the lump-sum payment plan.

(2) Retirement benefit obligation

	(Millions of Yen)
Retirement benefit obligation	(59,646)
Pension assets	62,034
Unfunded retirement benefit obligation	2,388
Unrecognized prior service cost	(4,642)
Unrecognized actuarial loss	(3,553)
Net amount recorded in the consolidated balance sheets	(5,808)
Prepaid pension cost	295
Reserve for employee's retirement benefits	(6,103)

Notes:

The company's domestic consolidated subsidiaries adopt the simplified method on calculating retirement benefit obligation.

(3) Retirement benefits expenses

	(Millions of Yen)
Service cost (*)	2,321
Interest cost	1,468
Expected return on pension assets	(1,313)
Amortization of actuarial gain or loss	178
Amortization of prior service cost	(1,433)
Contribution to a defined contribution pension plan	606
Total retirement benefit expenses	1,828
Gain on the return of substituted portion of welfare pension plan	10,717
Total	(8,889)

Notes:

Retirement benefits expenses of consolidated subsidiaries adopted the simplified method is included to this amount.

(4) Assumptions and policies adopted in calculation of retirement benefits obligation

Discount rate	2.0%
Rate of expected return on plan assets	2.0%
Method of attribution of retirement benefits to the period	Straight line method for the years of services
Period of amortizing prior service cost	10 years (Prior service cost is being amortized by the declining balance method over a period of average remaining services years of employees at the time of occurrence.)
Period of amortizing actuarial gain and loss	10 years (Actuarial gain and loss are amortized by the declining method over the period of average remaining services years of employees at the time of occurrence from the following year of occurrence.)

8. Tax-Effect Accounting

FY 2004.12 (As of December 31, 2004)

(1) Principal deferred tax assets and tax liabilities

	(Millions of Yen)
Deferred tax assets:	
Reserve for retirement benefits in excess of limit	11,676
Amortization of deferred charges in excess of limit for tax purposes	4,008
Prepaid expenses for tax purposes	2,531
Unrecognized reserve for bonuses to employees	1,552
Prepaid research equipment and others for tax purposes	1,488
Depreciation of fixed assets in excess of limit	1,404
Unrecognized outstanding enterprise tax	754
Unrecognized losses on securities	675
Unrecognized reserve for sales rebates	648
Elimination of unrealized profit on inventories	630
Unrecognized reserve for officers' retirement benefits	159
Other	3,927
Total deferred tax assets	29,455
Offsetting of deferred tax liabilities	(2,424)
Deferred tax assets, net	27,031
Deferred tax liabiities:	
Unrealized gain on securities	1,633
Reserve for deferred capital gain	794
Other	3
Total deferred tax liabilities	2,430
Offsetting of deferred assets	(2,424)
Deferred tax liabilities, net	6

(2) Significant components of difference between statutory tax rate and effective tax rate

The disclosure of the significant components has been omitted, because the deviation between statutory tax rate and effective tax rate was less than 5% of statutory tax rate.

FY 2005.12 (As of December 31, 2005)

(1) Principal deferred tax assets and tax liabilities

	(Millions of Yen)
Deferred tax assets:	
Unrecognized Reserve for retirement benefits	6,361
Prepaid expenses for tax purposes	3,076
Amortization of deferred charges in excess of limit for tax purposes	2,983
Depreciation of fixed assets in excess of limit	2,719
Prepaid research equipment and others for tax purposes	1,868
Unrecognized reserve for bonuses to employees	1,830
Unrecognized outstanding enterprise tax	1,468
Unrecognized reserve for sales rebates	1,081
Unrecognized impairment losses	886
Unrecognized losses on securities	833
Elimination of unrealized profit on inventories	538
Other	3,933
Total deferred tax assets	27,580
Offsetting of deferred tax liabilities	(3,288)
Deferred tax assets, net	24,292
Deferred tax liabiities:	
Unrealized gain on securities	2,560
Reserve for deferred capital gain	728
Other	7
Total deferred tax liabilities	3,295
Offsetting of deferred assets	(3,288)
Deferred tax liabilities, net	7

(2) Significant components of difference between statutory tax rate and effective tax rate

Statutory tax rate:	40.4%
(Reconciliation)	
Entertainment expenses, etc	1.6
Dividends received, etc	(0.5)
Per capita inhabitant tax	0.1
Tax rate difference of foreign consolidated subsidiaries, etc	(0.5)
Special tax deduction for research and development expenses	(5.0)
Other	0.0
Effective tax rate	36.2%

9. Segment Information

(1) Business Segments

For the year ended December 31, 2004 (January 1, 2004 - December 31, 2004)

The business segments of the Company and its consolidated subsidiaries are classified as pharmaceutical and other based on the types and characteristics of products and manufacturing methods.

As net sales, operating income and total assets of non-pharmaceutical segments constituted less than 10% of the consolidated totals, the disclosure of business segment information has been omitted.

For the year ended December 31, 2005 (January 1, 2005 - December 31, 2005)

The Company and its consolidated subsidiaries have transferred Insecticide business, which was categorized as "Other business" in the fiscal year 2004. As they have been comprised of a single business segment of "Pharmaceutical business" for the fiscal year 2005, the disclosure of business segments has been omitted.

(2) **Geographical Segments**

For the year ended December 31, 2004 (January 1, 2004 - December 31, 2004) and

For the year ended December 31, 2005 (January 1, 2005 - December 31, 2005)

As net sales and total assets of the foreign consolidated subsidiaries constituted less than 10% of consolidated totals, the disclosure of geographical segment information has been omitted.

(3) **Overseas Sales**

For the year ended December 31, 2004 (January 1, 2004 - December 31, 2004)

The disclosure of overseas sales has been omitted due to less than 10% of the consolidated total.

For the year ended December 31, 2005 (January 1, 2005 - December 31, 2005)

The disclosure of overseas sales has been omitted due to less than 10% of the consolidated total. (Overseas sales amounted to ¥23,455 million.)

10. Transaction with the Related Parties

For the year ended December 31, 2004 (January 1, 2004 - December 31, 2004)

(1) Parent Company

Attribute	Name of company	Address	Common Stock	Business contents	Rate of ownership of voting	Relationship		Transaction	Amount of transaction (*)	Account	Ending balance (*)
						Interlocking director	Relationship on business				
Parent company	Roche Pharmholding B.V.	Netherlands Woerden	Euro 467,847,857	Holding Company	Directly owned 50.6%	—	Equity participation and Partnership	Acceptance of bonds with warrant right	—	Bond	3,306
								Payment of bond interest	48	Accrued expense	7

(*): Millions of Yen

(2) Subsidiaries of Parent Company

Attribute	Name of company	Address	Common Stock	Business contents	Rate of ownership of voting	Relationship		Transaction	Amount of transaction (*)	Account	Ending balance (*)
						Interlocking director	Relationship on business				
Subsidiaries of parent company	F. Hoffmann-La Roche Ltd.	Switzerland Basel	Swiss franc 150,000,000	Production and Sales of drugs	—	Director 1 persons	Material purchase	Material purchase	43,517	Account payable	11,379

(*): Millions of Yen

Note: "Amount of transaction" and "Ending balance" are reported net of consumption taxes.

Guideline of determination for Business conditions

- *Business transaction is determined as same as general transaction in consideration with market value.*
- *Funds transaction is reasonably determined interest rate in consideration with market interest rate.*

For the year ended December 31, 2005 (January 1, 2005 - December 31, 2005)

(1) Parent Company

Attribute	Name of company	Address	Common Stock	Business contents	Rate of ownership of voting	Relationship		Transaction	Amount of transaction (*)	Account	Ending balance (*)
						Interlocking director	Relationship on business				
Parent company	Roche Pharmholding B.V.	Netherlands Woerden	Euro 467,847,857	Holding Company	Directly owned 50.6%	—	Equity participation and Partnership	Acceptance of bonds with warrant right	—	Bond	901
								Payment of bond interest	20	Accrued expense	2

(*): Millions of Yen

(2) Subsidiaries of Parent Company

Attribute	Name of company	Address	Common Stock	Business contents	Rate of ownership of voting	Relationship		Transaction	Amount of transaction (*)	Account	Ending balance (*)
						Interlocking director	Relationship on business				
Subsidiaries of parent company	F. Hoffman-La Roche Ltd.	Switzerland Basel	Swiss franc 150,000,000	Production and Sales of drugs	—	Director 1 person	Material purchase	Material purchase	40,440	Account payable	14,125

(*): Millions of Yen

Note: "Amount of transaction" and "Ending balance" are reported net of consumption taxes.

Guideline of determination for Business conditions

- *Business transaction is determined as same as general transaction in consideration with market value.*
- *Funds transaction is reasonably determined interest rate in consideration with market interest rate.*





CHUGAI PHARMACEUTICAL CO., LTD. Creating Value for Life

NON-CONSOLIDATED FINANCIAL STATEMENTS (Non-audited)

(for the fiscal year 2005.12 ended December 31, 2005)

Name of Company: **Chugai Pharmaceutical Co., Ltd.** February 9, 2006
Address of the Head Office: 1-1, Nihonbashi-muromachi 2-Chome, Chuo-ku, Tokyo 103-8324, Japan
Stock Listings: Tokyo
Security Code No.: 4519
(URL http://www.chugai-pharm.co.jp/english
Representative Mr. Osamu Nagayama, President and CEO, Chairman of the Board of the Directors
Contact: Mr. Yoshio Itaya, General Manager of Finance and Accounting Department
Phone: +81-(0)3-3281-6611
Date of Board Meeting for Settlement of Accounts: February 9, 2006
Date of Regular General Meeting of Shareholders: March 23, 2006
Dividend will be paid on or after: March 24, 2006
Interim Dividends: Applicable
Application of unit share system: Applicable (A unit is 100shares)

1. Non-Consolidated Operating Results for the FY 2005.12 ended December 31, 2005

(1)Results of operations *Note: Amounts of less than one million yen are omitted.*

	Net Sales	% change	Operating Income	% change	Recurring Profit	% change
FY 2005 ended Dec. 31, 2005	¥314,524 million	10.3	¥72,024 million	54.2	¥76,057 million	59.8
FY 2004 ended Dec. 31, 2004	¥285,149 million	—	¥46,707 million	—	¥47,591 million	—

	Net Income (million)	% change	Net Income per Share (Basic)	Net Income per Share (Fully Diluted)	Net Income/ Shareholders Equity	Recurring Profit/Total Assets	Recurring Profit / Net Sales
FY 2005 ended Dec. 31, 2005	¥51,367	56.7	¥92.89	¥92.24	15.2%	18.0%	24.2%
FY 2004 ended Dec. 31, 2004	¥32,778	—	¥59.82	¥58.93	10.8%	12.0%	16.7%

Note 1. Average number of outstanding shares: 550,619,420 shares for the fiscal year ended December 31, 2005 and 546,377,165 shares for the fiscal year ended December 31, 2004, respectively.
2. Change in method of accounting: None
3. % change for net sales, operating income, recurring profit and net income is presented in comparison with the previous fiscal year.
4. Due to the Company's change of fiscal year-end and the resultant irregular nine-month fiscal year in 2003, the Company doesn't present % change for net sales, operating income, recurring profit and net income in comparison with the previous fiscal year.

(2)Dividends

	Annual Dividends per Share			Dividends Paid for the Year	Payout Ratio	Dividends on Equity
		Interim	Year-end			
FY 2005 ended Dec. 31, 2005	¥34.00	¥12.00	¥22.00	¥18,783 million	36.6%	5.2%
FY 2004 ended Dec. 31, 2004	¥18.00	¥9.00	¥9.00	¥9,865 million	30.1%	3.1%

Note. Year-end Dividends for FY 2005: Ordinary dividends per Share ¥12.00 Special dividends per Share ¥10.00

(3)Financial conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity/Total Assets	Shareholders' Equity per Share
As of December 31, 2005	¥443,026 million	¥359,513 million	81.1%	¥649.40
As of December 31, 2004	¥400,842 million	¥314,604 million	78.5%	¥572.25

Note: (a) Number of shares outstanding at the end of the fiscal year: 553,269,240 shares as of December 31, 2005 and 549,604,725 shares as of December 31, 2004, respectively.
(b) Numbers of treasury stock: 5,386,584 shares as of December 31, 2005, and 5,409,239 shares as of December 31, 2004, respectively.

2. Forecast for the Year ending December 31, 2006 (January 1, 2006 - December 31, 2006)

	Net Sales	Recurring Profit	Net Income	Annual Dividends per Share		
				Interim	Year-end	
First half ending June 30, 2006	¥142,500 million	¥21,800 million	¥13,300 million		—	—
FY 2006 ending Dec. 31, 2006	¥301,500 million	¥49,100 million	¥30,200 million	—		

Reference: Projected net income per share for the year ending December 31, 2006 is ¥54.58, based on the number of outstanding shares as of December 31, 2005.

Note: (a) The Company doesn't describe "Annual Dividends per Share" because it isn't determined yet.
(b) The Company bases its forecasts on assumptions that are believed to be reasonable under information available at the time of the forecasts. Actual results may materially differ from these forecasts due to potential risks and uncertainties.
For the issues related with the above forecasts, please refer to page Consolidated-11.

Non-Consolidated Balance Sheet

(Millions of Yen)

Accounts	As of December 31, 2004			As of December 31, 2005			Change
Assets			%			%	
I Current Assets:							
Cash and deposits		48,309			61,316		
Trade notes receivable (*6)		3,288			42		
Accounts receivable (*4)		100,517			117,253		
Marketable securities		39,937			68,645		
Merchandise		5,629			4,511		
Products		27,856			18,182		
Semi-finished goods		12,436			12,225		
Raw materials		11,116			11,613		
Work in progress		—			117		
Stored goods		185			130		
Pre-paid expenses		814			477		
Deferred tax assets		9,268			12,193		
Payments receivable		2,785			4,938		
Other		462			325		
Reserve for doubtful accounts		(653)			(344)		
Total current assets		261,955	65.4		311,629	70.3	49,674
II Fixed Assets:							
1 Tangible fixed assets:							
Buildings	94,485			88,510			
Accumulated depreciation	49,664	44,821		51,095	37,414		
Structures	8,757			7,840			
Accumulated depreciation	5,891	2,865		5,576	2,264		
Machinery and equipment	59,576			59,042			
Accumulated depreciation	45,139	14,436		43,471	15,571		
Vehicles and transport equipment	344			242			
Accumulated depreciation	251	92		202	40		
Furniture and fixtures	32,955			31,706			
Accumulated depreciation	26,640	6,315		25,758	5,947		
Land		9,870			9,109		
Construction in progress		10,013			7,514		
Total tangible fixed assets		88,415			77,861		

(Millions of Yen)

Accounts	As of December 31, 2004			As of December 31, 2005			Change
2 Intangible fixed assets:			%			%	
Patent rights		35			31		
Trademark rights		3			3		
Software		—			4,008		
Other		1,110			916		
Total intangible fixed assets		1,150			4,959		
3 Investments and other assets:							
Investment securities		12,952			18,240		
Investments in subsidiaries and affiliates		6,121			6,111		
Investment in capital		23			—		
Investment in capital to affiliates		70			113		
Long-term loans		62			30		
Long-term loans to employees		19			2		
Long-term prepaid expenses		5,342			3,778		
Deferred tax assets		16,572			11,402		
Guarantee deposits		4,067			5,233		
Long-term receivables		3,496			2,153		
Other		932			1,810		
Reserve for doubtful accounts		(340)			(299)		
Total investments and other assets		49,321			48,576		
Total fixed assets		138,887	34.6		131,397	29.7	(7,490)
Total Assets		400,842	100.0		443,026	100.0	42,184

(Millions of Yen)

Accounts	As of December 31, 2004			As of December 31, 2005			Change
Liabilities			%			%	
I Current Liabilities:							
Accounts payable (*4)		19,098			20,914		
Long-term loans due within one year		1,000			—		
Accrued liabilities		3,698			2,360		
Accrued expenses (*4)		15,766			12,791		
Accrued income taxes		7,876			18,204		
Accrued consumption taxes		2,412			1,813		
Advance payments		6			—		
Deposits		1,792			2,062		
Reserve for bonuses to employees		3,773			4,438		
Reserve for sales returns		67			43		
Reserve for sales rebates		1,606			1,884		
Accrued capital investment		3,260			11,100		
Other		356			193		
Total current liabilities		60,715	15.1		75,808	17.1	15,093
II Fixed Liabilities:							
Bonds with warrant (*4)		3,306			901		
Convertible bonds		1,861			447		
Reserve for employees' retirement benefits		19,943			5,844		
Reserve for officers' retirement benefits		393			480		
Other		19			30		
Total fixed liabilities		25,522	6.4		7,704	1.8	(17,818)
Total liabilities		86,238	21.5		83,513	18.9	(2,724)
Stockholders' Equity							
I Common stock (*1)		70,531	17.6		72,443	16.3	1,912
II Additional paid-in capital							
1 Capital surplus	90,387			92,294			
2 Others							
Disposal benefit of treasury stock	0			1			
Total additional paid-in capital		90,387	22.6		92,296	20.8	1,908
III Retained earnings:							
1 Legal reserve	6,480			6,480			
2 Voluntary earned reserve							
Reserve for deferred capital gain	1,305			1,168			
Special reserve	113,220			135,220			
3 Unappropriated deficit for the current year	37,883			55,734			
Total retained earnings		158,888	39.6		198,603	44.8	39,714
IV Net unrealized gain on securities		2,412	0.6		3,781	0.9	1,369
V Treasury stock, at cost (*2)		(7,616)	(1.9)		(7,611)	(1.7)	4
Total shareholders' equity		314,604	78.5		359,513	81.1	44,909
Total liabilities and shareholders' equity		400,842	100.0		443,026	100.0	42,184

Non-Consolidated Statement of Income

(Millions of Yen)

Accounts	FY 2004.12 (Jan. 1, 2004 – Dec. 31, 2004)			FY 2005.12 (Jan. 1, 2005 – Dec. 31, 2005)			Change
			%			%	
I Net sales							
Product sales	230,861			268,691			
Merchandise sales	54,288	285,149	100.0	45,833	314,524	100.0	29,374
II Cost of sales							
1 Inventory of merchandise and products at start of period	28,786			33,485			
2 Merchandise procured	33,396			31,931			
3 Cost of production (*6)	74,553			72,397			
4 Transfer from other accounts (*1)	10,861			5,528			
Total	147,598			143,343			
5 Transfer to other accounts (*2)	3,053			2,019			
6 Inventory of merchandise and products at end of period	33,485			22,694			
Total	36,539	111,058	38.9	24,713	118,629	37.7	7,570
Gross profit		174,090	61.1		195,894	62.3	21,804
Reversal of reserve for sales returns		498			67		
Reserve for sales returns		67			43		
Net gross profit		174,522	61.2		195,918	62.3	21,396
III Selling, general and administrative expenses							
Advertising and public relations expenses	1,308			131			
Sales promotion expenses	14,586			11,673			
Reserve for doubtful accounts	9			—			
Salaries and benefits	24,571			22,789			
Welfare expenses	6,129			6,869			
Reserve for bonuses to employees	2,389			2,787			
Retirement benefit expenses	3,279			1,233			
Reserve for officers' retirement benefits	81			98			
Travel and transportation expenses	4,474			3,995			
Depreciation and amortization expenses	976			1,407			
R & D expenses (*3, *6)	48,043			49,885			
Other	21,963	127,814	44.8	23,022	123,894	39.4	3,919
Operating income		46,707	16.4		72,024	22.9	25,316

(Millions of Yen)

Accounts	FY 2004.12 (Jan. 1, 2004 – Dec. 31, 2004)			FY 2005.12 (Jan. 1, 2005 – Dec. 31, 2005)			Change
IV Non-operating income			%			%	
Interest income (*4)	201			217			
Negotiable securities interest income	44			68			
Dividend income (*4)	192			352			
Real estate lease payments (*4)	351			398			
Life insurance dividends received	446			404			
Patent royalties (*4)	1,954			2,301			
Gain on redemption of reserve for doubtful accounts	—			314			
Gain on foreign exchange	428			22			
Gain on derivatives	—			946			
Other (*4)	1,140	4,759	1.7	1,362	6,388	2.0	1,628
V Non-operating expenses							
Interest expense	181			218			
Interest payments on corporate bonds	80			32			
Loss on disposal of fixed assets (*5)	446			325			
Reserve for doubtful accounts	63			30			
Loss on inventories	1,160			779			
Loss on derivatives	609			—			
Other	1,333	3,875	1.4	967	2,354	0.7	(1,520)
Recurring profit		47,591	16.7		76,057	24.2	28,465
VI Extraordinary gain							
Gain on the transfer of nonprescription products business (*7)	9,388			—			
Gain on the transfer to a defined contribution pension plan (*8)	2,495			—			
Gain on the return of substitutional employees' pension fund (*9)	—			10,717			
Fee of licensing agreement (*10)	—			1,667			
Gain on sales of fixed assets(*11)	—	11,884	4.2	750	13,135	4.2	1,251
VII Extraordinary loss							
Office closing costs (*12)	1,713			6,337			
Additional payment for special retirement (*13)	4,208			—			
Loss on impairment (*14)	—	5,922	2.1	2,194	8,531	2.7	2,609
Income before income taxes		53,553	18.8		80,661	25.6	27,107
Income taxes:							
Current	17,513			27,976			
Deferred	3,262	20,775	7.3	1,318	29,294	9.3	8,518
Net income		32,778	11.5		51,367	16.3	18,588
Retained earnings at beginning of year		10,024			10,979		
Interim dividends		4,919			6,611		
Appropriation of retained earnings		37,883			55,734		

Manufacturing Costs

(Millions of Yen)

Accounts	FY 2004.12 (Jan. 1, 2004 - Dec. 31, 2004)			FY 2005.12 (Jan. 1, 2005 - Dec. 31, 2005)			Change
			%			%	
I Raw materials		53,993	73.8		53,311	71.2	(682)
II Labor		5,761	7.9		6,339	8.5	578
III Expenses							
Outside processing	1,928			5,382			
Depreciation	5,199			4,208			
Other	6,254	13,382	18.3	5,587	15,178	20.3	1,796
Total manufacturing expenses		73,137	100.0		74,830	100.0	
Work in progress, semi-finished goods, and inventories at beginning of year		14,489			12,436		
Total		87,627			87,267		
Transfers to other accounts		636			2,526		
Work in progress, semi-finished goods, and inventories at end of year		12,436			12,342		
Total manufacturing costs		74,553			72,397		

Appropriation of Net Income

(Millions of Yen)

Accounts	FY 2004.12 (Jan. 1, 2004 - Dec. 31, 2004)		FY 2005.12 (Draft) (Jan. 1, 2005 - Dec. 31, 2005)	
Appropriation of retained earnings at beginning of year		37,883		55,734
Reversal of retained earnings				
Reserve for advances depreciation of fixed assets	136	136	92	92
		38,020		55,827
Appropriation of earnings:				
Dividends	4,946		12,171	
Bonuses to directors	94		222	
Voluntary earned reserve				
General reserve	22,000	27,040	14,000	26,393
Appropriation of retained earnings carried forward		10,979		29,433

The Company plans to pay year-end dividends of ¥22 per share, including special dividends of ¥10 per share. (Total dividends for the fiscal year 2005: ¥34 per share)

Significant accounting policies

Basis of Preparing Non-Consolidated Financial Statements

FY 2004.12 (Jan. 1, 2004 - Dec. 31, 2004)	FY 2005.12 (Jan. 1, 2005 - Dec. 31, 2005)
1. Basis and method for valuation of securities Held-to-maturity securities: Held-to-maturity debt securities are stated by the amortized cost method. Other securities: - Investments in subsidiaries and affiliates are stated at cost determined by the moving average method. - Securities with market are stated at fair value at closing date for the fiscal year, and changes in fair value are recorded as a separate component of shareholders' equity at an amount net of tax, and the moving average method is used to calculate the original cost. - Securities without market value are stated at cost determined by the moving average method.	1. Basis and method for valuation of securities Same as in the left.
2. Basis of valuation of derivatives: Derivatives are revaluated by the market value method.	2. Basis of valuation of derivatives: Same as in the left.
3. Inventories - Inventories other than work in process are presented at cost determined principally by the average method. - Work in process is stated at cost determined principally by the first-in, first-out method.	3. Inventories Same as in the left.
4. Method of depreciation a. Tangible fixed assets Depreciation of tangible fixed assets is calculated by the declining-balance method. b. Intangible fixed assets Depreciation of intangible fixed assets is calculated by the straight-line method.	4. Method of depreciation a. Tangible fixed assets Depreciation of tangible fixed assets is calculated by the declining-balance method. b. Intangible fixed assets Depreciation of intangible fixed assets is calculated by the straight-line method. Depreciation of software for internal use is calculated based on the usable period (five years).
5. Accounting for deferred assets Expenses of new stock issued are accounting for as the full amount at the time of the expenditure.	5. Accounting for deferred assets Same as in the left.
6. Accounting for important reserves a. Reserve for doubtful accounts In order to prepare for losses of bad credits such as account receivables or loans and for revaluation losses on financial instruments, except valuation losses on securities, the reserve for doubtful accounts is provided for at un-collectable amount based on the historical percentage of credit losses for general credits, and is provided for at amount that is estimated individually considering these possibilities of collection for bad credits that is highly possible to loss and these possibilities of future loss on financial instruments.	6. Accounting for important reserves a. Reserve for doubtful accounts Same as in the left.
b. Reserve for bonuses to employees The reserve for bonuses to employees is presented at an estimated amount of the liability for bonuses incurred for the fiscal year.	b. Reserve for bonuses to employees Same as in the left.
c. Reserve for sales returns The reserve for sales returns is calculated by multiplying a sales credit at the end of fiscal year by the ratio of returns to sales of the latest two fiscal years and by the ratio of current sales profit for the fiscal year, in order to prepare for a loss arising from sales returns subsequent to the balance sheet date.	c. Reserve for sales returns Same as in the left.
d. Reserve for sales rebates The reserve for sales rebates is computed based on sales amount in order to prepare for any expenditure on sales rebates subsequent to this fiscal year (Additional information) Although the Company had computed by multiplying the balance of account receivables at the balance sheet date by the current rebate ratio, the Company has changed to compute estimated reserve for sales rebates, to be charged for this fiscal year, based on sales amount, due to the revision of the sales rebate calculation rule in this fiscal period.	d. Reserve for sales rebates The reserve for sales rebates is computed based on sales amount in order to prepare for any expenditure on sales rebates subsequent to this fiscal year

FY 2004.12 (Jan. 1, 2004 - Dec. 31, 2004)	FY 2005.12 (Jan. 1, 2005 - Dec. 31, 2005)
e. Reserve for employees' retirement benefits The reserve for employees' retirement benefits is stated at the amount required to cover the liabilities as of the balance sheet date, based on the Company's estimate of its liability for retirement benefits and plan assets as of the balance sheet date. Prior service cost is being amortized as incurred by the declining-balance method over 10 years which is shorter than the average remaining years of service of the eligible employees. Actuarial gain and loss are amortized by the declining-balance method over 10 years which is shorter than the average period of the remaining years of service of the eligible employees and are amortized from following year in which the gain or loss is recognized. (Additional information) Return of substituted portion of welfare pension plan to the government The Company received approval of the exemption from the obligation for payments of benefits related to future employee services with respect to the substituted portion of welfare pension plan. The approval was received from the Minister of Health, Labour and Welfare on October 7, 2004, in accordance with the enforcement of the Defined-Benefit Corporate Pension Law. The amount of pension plan assets expected to be transferred back to the government (minimum legal reserve) was measured at ¥8,542 million as of the balance sheet date. If the payment of the amount were made on that date, the expected gain in accordance with paragraph 44-2 of "Practical Guideline for Accounting of Retirement Benefits (Interim Report)" (Report No.13 of the Committee of Accounting System of Association of Japanese Certified Public Accountant) would be ¥10,503 million. Implementation of Defined Contribution Pension Plan The Company made the transition from tax-qualified pension plan to defined contribution pension plan and prepaid retirement allowance plan in October, 2004, in accordance with the enforcement of the Defined Contribution Pension Law. Consequently, ¥2,495 million of Reserve for employees' retirement benefits was decreased, and the same amount was recorded as extraordinary gain due to this change.	e. Reserve for employees' retirement benefits The reserve for employees' retirement benefits is stated at the amount required to cover the liabilities as of the balance sheet date, based on the Company's estimate of its liability for retirement benefits and plan assets as of the balance sheet date. Prior service cost is being amortized as incurred by the declining-balance method over 10 years which is shorter than the average remaining years of service of the eligible employees. Actuarial gain and loss are amortized by the declining-balance method over 10 years which is shorter than the average period of the remaining years of service of the eligible employees and are amortized from following year in which the gain or loss is recognized. (Additional information) Return of substituted portion of welfare pension plan to the government The Company received approval of the return of the pension plan assets related to prior employee services with respect to the substituted portion of welfare pension plan. The approval was received from the Minister of Health, Labour and Welfare on August 1, 2005, and the Company returned the amount of pension plan asset (minimum legal reserve) to the government on November 16, 2005, in accordance with the enforcement of the Defined-Benefit Corporate Pension Law. The amount affecting the current income statement was ¥10,717 million, recorded as extraordinary gain.
f. Reserve for officers' retirement benefits The reserve for officers' retirement benefits is recorded at an amount based on management's estimate, which would be required to be paid if all officers resigned as of the balance sheet date on the basis of the Company's internal regulations.	f. Reserve for officers' retirement benefits Same as in the left.
7. Accounting for lease transactions Non-cancelable lease transactions are primarily accounted for as operating leases (whether such leases are classified as operating or finance leases) except that lease agreements that stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.	7. Accounting for lease transactions Same as in the left.
8. Other Income and expenses for the Company and its domestic subsidiaries are recorded at net of consumption taxes.	8. Other Same as in the left.

Change in accounting policies

FY 2004.12 (Jan. 1, 2004 - Dec. 31, 2004)	FY 2005.12 (Jan. 1, 2005 - Dec. 31, 2005)
----------------------------	Impairment Accounting for Fixed Assets The Company adopted early impairment accounting standards from the fiscal year 2005. These standards are based on the "Report on Accounting Standards for Impaired Fixes Assets", published by Business Accounting Council on August 9, 2002, and the "Implementation Guidelines on Accounting Standards for Impaired Fixes Assets" in the "Accounting Standard Implementation Guideline No. 6", published by the Accounting Standards Board of Japan on October 31, 2003. From the fiscal year closing on March 31, 2004, these standards are applicable on its fiscal statements. This caused a loss of ¥2,194 million in the income before income taxes. Accumulated impairment losses are deducted directly from the value of each asset according to the revised regulations of financial statements.

Additional information

FY 2004.12 (Jan. 1, 2004 - Dec. 31, 2004)	FY 2005.12 (Jan. 1, 2005 - Dec. 31, 2005)
....	Pro forma standard taxation Pro forma standard taxation system was introduced as from the fiscal year starting on and after April 1, 2004, based on "the law for partial revision of local tax law, etc."(Code 9 of 2003) issued on March 31, 2003. The company included business tax on value added and on capital in selling and general administration expenses, according to "Practical treatment for representation of pro forma part of business tax on income statement" (in the Report of practical compliance No.12 issued on February 13, 2004 by the corporate accounting standard committee). As a result of this, selling and general administration expenses increased by ¥819 million, and operating profit, recurring profit, and net profit before tax decreased by ¥819 million.

Notes

1. Notes to the Non-Consolidated Balance Sheet

FY 2004.12 (As of December 31, 2004)	FY 2005.12 (As of December 31, 2005)
(1) Corporate Stock Authorized stock: Common stock 799,805,050 When the retirement of corporate stock is carried out according to the articles of an association regulation, the Company can reduce corresponding to the numbers of stock which the Company issues. The numbers of stock issued: Common stock 555,004,964 Increase (decrease) in outstanding shares are as follows; Conversion from convertible bonds: Number of shares acquired 2,068,178 shares Amount transferred to paid-in capital ¥790,043,996 Exercise of warrant bonds: Number of shares acquired 2,245,567 shares Amount transferred to paid-in capital ¥1,504,529,890	(1) Corporate Stock Authorized stock: Common stock 799,805,050 When the retirement of corporate stock is carried out according to the articles of an association regulation, the Company can reduce corresponding to the numbers of stock which the Company issues. The numbers of stock issued: Common stock 558,655,824 Increase (decrease) in outstanding shares are as follows; Conversion from convertible bonds: Number of shares acquired 1,854,408 shares Amount transferred to paid-in capital ¥708,383,856 Exercise of warrant bonds: Number of shares acquired 1,796,452 shares Amount transferred to paid-in capital ¥1,203,622,840
(2) Treasury stock The number of treasury stock that the company retained was common stock 5,400,239shares.	(2) Treasury stock The number of treasury stock that the company retained was common stock 5,386,584 shares.
(3) Dividends restriction The value of net assets was ¥2,438 million, according to the 3rd clause of the article 124 of enforcement regulation of Japanese Commercial Code.	(3) Dividends restriction The value of net assets was ¥3,827 million, according to the 3rd clause of the article 124 of enforcement regulation of Japanese Commercial Code.
(4) Notes for related companies Excluding separated accounts in the non-consolidated balance sheet, the accounts including related companies transactions are as follows; (Millions of Yen) Accounts receivable 847 Accounts payable 508 Accrued expenses 544 Bonds with warrant 3,306	(4) Notes for related companies Excluding separated accounts in the non-consolidated balance sheet, the accounts including related companies transactions are as follows; (Millions of Yen) Accounts receivable 796 Accrued expenses 498 Bonds with warrant 901
(5) Contingent liabilities Guarantees of loans of employees ¥977 million	(5) Contingent liabilities Guarantees of loans of employees ¥811 million
(6) Process for market notes on the end of fiscal period Although the closing date of the fiscal period was a holiday for financial institutions, the Company accounted for the matured notes on the end of financial periods as if notes were settled on maturity basis. The amount of notes matured on the end of fiscal periods and excluded from the balance sheet was as follows; (Millions of Yen) Notes receivable 60	(6) ----------
(7) Commitment line (loan framework) contract The Company maintains commitment line contracts with thirteen financial institutions in order to allow the efficient procurement of working capital. The balances of loans, etc in the balance sheet date was as follows; (Millions of Yen) Total commitments 30,000 Commitments used — Commitments unused 30,000	(7) Commitment line (loan framework) contract The Company maintains commitment line contracts with thirteen financial institutions in order to allow the efficient procurement of working capital. The balances of loans, etc in the balance sheet date was as follows; (Millions of Yen) Total commitments 30,000 Commitments used — Commitments unused 30,000

2. Notes to the Non-Consolidated Statement of Income

<table>
<tr><th>FY 2004.12
(Jan. 1, 2004 - Dec. 31, 2004)</th><th>FY 2005.12
(Jan. 1, 2005 - Dec. 31, 2005)</th></tr>
<tr><td>(1) This is mainly due to patent royalties and re-packaging cost.
(2) This is mainly due to SG&A expenses and transfer to semi-finished goods.
(3) Research and development expenses included in reverse of reserve and depreciation are as follows;
(Millions of Yen)
Reserve for bonuses to employees 1,025
Retirement benefit expenses 816
Depreciation 5,774
(4) Notes for related companies
Income of related companies included in "non-operating income" was as follows;
Patent royalties ¥799 million
Furthermore, excluding the above, interest income, dividend income, real estate lease payment and other non-operating income amounted to 387 million yen.
(5) Significant components of "loss on disposal of fixed assets" are as follows;
(Millions of Yen)
Buildings 131
Machinery and equipment 114
Furniture and fixtures 165
(6) Research and development expenses included in SG&A and manufacturing costs: ¥48,043 million
(7) Gain on the transfer of nonprescription products business
This is due to transfer of nonprescription products business to Lion Corporation.
(8) Gain on the transfer to a defined contribution pension plan
This is due to transition to a defined contribution pension plan and a prepaid retirement allowance plan, because tax-qualified pension plan was closed in October, 2004.
(9)
----
(10)
----
(11)
----
(12) Office closing costs
This is mainly environmental protection and retirement of equipment, etc.
(13) Additional payment for special retirement
This is due to special treatment of early retirement.</td><td>(1) Same as in the left.
(2) Same as in the left.
(3) Research and development expenses included in reverse of reserve and depreciation are as follows;
(Millions of Yen)
Reserve for bonuses to employees 1,231
Retirement benefit expenses 377
Depreciation 5,649
(4) Notes for related companies
Income of related companies included in "non-operating income" was as follows;
Patent royalties ¥1,034 million
Furthermore, excluding the above, interest income, dividend income, real estate lease payment and other non-operating income amounted to 570 million yen.
(5) Significant components of "loss on disposal of fixed assets" are as follows;
(Millions of Yen)
Buildings 91
Machinery and equipment 106
Furniture and fixtures 111
(6) Research and development expenses included in SG&A and manufacturing costs: ¥49,885 million
(7)
----
(8)
----
(9) Gain on the return of substituted portion of welfare pension plan
As the defined benefit pension plan law took effect, the company was approved for returning the substituted portion of welfare pension plan (prior services) by the Ministry of Health, Labor and Welfare as of August 1, 2005.
This is due to its return.
(10) Fee for licensing agreement
Milestone payment received based on the licensing agreement related to the co-development and co-marketing of MRA.
(11) Gain on sales of fixed assets
The profit was from the sale of land, building, etc. of the former Kagamiishi plant, and the sale of land of the former Matsunaga plant.
(12) Office closing costs
This is mainly due to retirement of equipments, etc. In addition, the Company depreciated extraordinarily ¥3,252 million to express reasonable book value, with respect to Ukima plant and Kamakura plant which were decided to close in the fiscal year 2005. This amount is included.
(13)
----------</td></tr>
</table>

FY 2004.12 (Jan. 1, 2004 - Dec. 31, 2004)	FY 2005.12 (Jan. 1, 2005 - Dec. 31, 2005)
(14) ----------	(14) Loss on impairment

Although the Company has divided assets for business use into groups by business unit that generates the cash continuously, the Company has treated the pharmaceutical business as one group because the Company holds only pharmaceutical business. In addition, unutilized assets have been divided into groups individually.

The following impairment losses were recognized for the fiscal year 2005.

(Millions of Yen)

Location	Use	Classification	Amount
Former Tsukuba Research Center (Niharu District, Ibaragi)	Pharmaceutical research	Building	1,396
		Land	359

The Tsukuba research center was closed as part of the restructuring of research and development function during the fiscal year 2005 and it is unutilized condition now. In addition, the buildings of its center were decided to dispose because of the difficulty in reusing.

In relation with this, the Company reduced the buildings' book value to zero and the land's book value to net recoverable value. Net selling price, on the basis of the valuation price by the fixed property tax, was used as net recoverable value for the land.

(Millions of Yen)

Location	Use	Classification	Amount
Ukima Plant (Kita Ward, Tokyo)	Pharmaceutical production	Building	264
		Equipment	5
Kamakura Plant (Kamakura-City, Kanagawa)	Pharmaceutical production	Building	131
		Other	0
Fujieda Plant (Fujieda-City, Shizuoka)	Pharmaceutical production	Building	22
		Equipment	12

In connection with the launch of restructuring production system for the purpose of thorough efficiency of manufacturing function and concentration of resources, the utilized assets mentioned above were decided to dispose and their book value were reduced to zero.

3. Lease Transactions

<table>
<tr><th>FY 2004.12
(Jan. 1, 2004 - Dec. 31, 2004)</th><th>FY 2005.12
(Jan. 1, 2005 - Dec. 31, 2005)</th></tr>
<tr><td>Finance lease transactions other than those which transfer ownership of the leased assets to the lessee were as follows:
(1) Acquisition costs, accumulated depreciation and net balance
(Millions of Yen)
| | Acquisition cost | Accumulated depreciation | Net balance |
Vehicles and transport equipment	69	12	57
Furniture and fixtures	2,331	997	1,334
Total	2,401	1,010	1,391 | Acquisition cost includes interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date. (2) Future minimum lease payments (Millions of Yen) Due within one year 560 Due over one year 830 Total 1391 Future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date. (3) Lease payments and depreciation (Millions of Yen) Lease payments 551 Depreciation 551 (4) Depreciation of leased assets Assuming that the residual values are nil, depreciation of leased assets is calculated over the relevant lease periods using the straight-line method.</td><td>Finance lease transactions other than those which transfer ownership of the leased assets to the lessee were as follows: (1) Acquisition costs, accumulated depreciation and net balance (Millions of Yen) |	Acquisition cost	Accumulated depreciation	Net balance
Vehicle and transport equipment	74	25	48
Furniture and fixtures	2,499	1,387	1,111
Total	2,573	1,413	1,159 | Acquisition cost includes interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date (2) Future minimum lease payments (Millions of Yen) Due within one year 482 Due over one year 677 Total 1,159 Future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date. (3) Lease payments and depreciation (Millions of Yen) Lease payments 595 Depreciation 595 (4) Depreciation of leased assets Same as in the left.</td></tr>
</table>

4. Fair Value of Investments in subsidiaries and affiliates

As of December 31, 2004 and as of December 31, 2005

The Company has no investments in subsidiaries and affiliates that have fair-value.

5. *Tax-Effect Accounting*

FY 2004.12 (As of December 31, 2004)		FY 2005.12 (As of December 31, 2005)	
(1) Principal deferred tax assets and tax liabilities	(Millions of Yen)	(1) Principal deferred tax assets and tax liabilities	(Millions of Yen)
Deferred tax assets:		Deferred tax assets:	
Reserve for retirement benefits in excess of limit	11,595	Unrecognized reserve for retirement benefits	6,277
Amortization of deferred charges in excess of limit for tax purposes	4,008	Prepaid expenses for tax purposes	3,062
Prepaid expenses for tax purposes	2,531	Amortization of deferred charges in excess of limit for tax purposes	2,983
Unrecognized reserve for bonuses to employees	1,523	Depreciation of fixed assets in excess of limit	2,719
Prepaid research equipment and others for tax purposes	1,488	Prepaid research equipment and others for tax purposes	1,868
Depreciation of fixed assets in excess of limit	1,391	Unrecognized reserve for bonuses to employees	1,792
Unrecognized outstanding enterprise tax	741	Unrecognized outstanding enterprise tax	1,464
Unrecognized reserve for sales rebates	648	Unrecognized reserve for sales rebates	1,081
Unrecognized losses on securities	675	Unrecognized impairment losses	886
Unrecognized reserve for officers' retirement benefits	159	Unrecognized losses on securities	833
Other	3,505	Unrecognized reserve for officers' retirement benefits	194
Total deferred tax assets	28,264	Other	3,725
		Total deferred tax assets	26,884
Deferred tax liabiities:		Deferred tax liabiities:	
Unrealized gain on securities	(1,633)	Unrealized gain on securities	(2,560)
Reserve for deferred capital gain	(791)	Reserve for deferred capital gain	(728)
Total deferred tax liabilities	(2,424)	Total deferred tax liabilities	(3,288)
Net deferred tax assets	25,840	Net deferred tax assets	23,596

FY 2004.12

(2) Significant components of difference between statutory tax rate and effective tax rate

The disclosure of the significant components has been omitted, because the deviation between statutory tax rate and effective tax rate was less than 5% of statutory tax rate.

FY 2005.12

(2) Significant components of difference between statutory tax rate and effective tax rate

Statutory tax rate:	40.4%
(Reconciliation)	
Entertainment expenses, etc	1.7
Dividends received, etc	(0.1)
Per capita inhabitant tax	0.1
Special tax deduction for research and development expenses	(5.3)
Other	(0.5)
Effective tax rate	36.3%

6. Significant Subsequent Events

FY 2004.12 (As of December 31, 2004)	FY 2005.12 (As of December 31, 2005)
--------------------------	Chugai decided to spin-off the manufacturing function of four plants to its wholly owned subsidiary, Chugai Techno Business Co., Ltd., as of May 1, 2006. This decision was made by the Board of Directors on February 9, 2006 and the Company concluded the contract regarding absorption and division with the subsidiary. In addition, Chugai Techno Business Co., Ltd. plans to change its trade name to Chugai Pharma Manufacturing Co., Ltd. (1)Purposes of the separation The separation of the production function is part of the restructuring of the production system, a critical goal of the mid-term business plan "Sunrise 2010." The Chugai Group aims to maximize its value through pursuing further cost effectiveness and improvement of production technology. (2)Method of the separation The method is for Chugai Techno Business Co., Ltd., to absorb Chugai Pharmaceutical's production function as the surviving company. (3)Schedule of the separation The Board of Directors for approval of the separation: February 9, 2006 Signing the contract of the separation: February 9, 2006 The General Shareholders Meeting for approval of the separation: March 23, 2006 Execution of the separation: May 1, 2006 Registration of the separation: May 1, 2006 (4)Stocks issued for the separation The surviving company will issue 100 numbers of stock that will be allocated all to the Chugai Pharmaceutical Co., Ltd. (5)Rights and obligations succeeded by Chugai Techno Business Co., Ltd. The surviving company will succeed assets related to pharmaceutical production and other rights and obligations in Utsunomiya plant, Ukima plant, Kamakura plant and Fujieda plant from the Company. The surviving company will not succeed liabilities on the balance sheet. (6)Condition of the separating function a. Manufacturing function Utsunomiya plant, Fujieda plant, Ukima plant and Kamakura plant b. Assets and amounts subject to the separation (As of December 31, 2006) (Millions of Yen) Current assets: 25,012 Fixed assets: 33,892

Changes to the Board of Directors
(As of March 23, 2006)

1. Changes to Representative Directors
There is no change to Representative Directors scheduled.

2. Changes to Directors and Corporate Auditors

(To be voted on at the March 23, 2006 General Meeting of Shareholders)

<Candidates for New Directors>

Harutaka Fujita — Member of the Board of Directors, Executive Vice President
(Current: Senior Vice President)

Erich Hunziker — Member of the Board of Directors
(Current: Deputy Head of the Corporate Executive Committee of the Roche Group and CFO)

Dr. Erich Hunziker is scheduled to be an External Director.

<Retirement of Director>

Akira Okazaki — (Current: Member of the Board of Directors, Executive Vice President)

Supplementary Materials for Consolidated Financial Results for Fiscal Year ended December 31, 2005

Creating Value for Life



CHUGAI PHARMACEUTICAL CO., LTD.



A member of the Roche group

Financial Highlights

(Millions of Yen)

	FY2003.3	FY2003.12*2	FY2004.12	FY2005.12		FY2006.12 (Forecasts)*3
					Change (%)	
Net Sales	237,390	232,748	294,670	327,155	11.0	313,000
Cost of Sales *1	79,384	83,541	111,107	119,423	7.5	120,000
(%)	33.4	35.9	37.7	36.5		38.3
SG&A Expenses	79,177	62,963	83,900	78,504	(6.4)	85,500
(%)	33.4	27.0	28.5	24.0		27.3
R&D Expenses	48,511	43,524	48,165	50,058	3.9	53,500
(%)	20.4	18.7	16.3	15.3		17.1
Operating Income	30,317	42,719	51,497	79,168	53.7	54,000
(%)	12.8	18.4	17.5	24.2		17.3
Recurring Profit	30,967	43,947	51,990	82,091	57.9	54,400
(%)	13.0	18.9	17.6	25.1		17.4
Net Income	(20,135)	28,445	34,117	53,632	57.2	31,800
(%)	(8.5)	12.2	11.6	16.4		10.2

Notes: 1.The cost of sales includes reserve for sales returns.

2.The period ended December 31, 2003, actually refers to results for the period from April through December 2003. The notes will be abbreviated hereafter as the same applies to all.

3.The assumed exchange rates for the period ending December 31, 2006, are 1USD=¥110, 1EUR=¥135, 1GBP=¥200, and 1CHF=¥88.

Extraordinary Gains and Losses

Extraordinary Gains

(Millions of Yen)

	Amount	Description
Gain on the Return of Substituted Portion of Welfare Pension Plan	10,717	Chugai received approval on August 1, 2005, from the Minister of Health, Labour and Welfare to return a portion of the fund assets already accumulated to the government.
Fee for Licensing Agreement	1,667	Milestone income received based on the licensing agreement with F. Hoffmann-La Roche Ltd. for the co-development and co-promotion of MRA
Gain on Sales of Fixed Assets	723	Arising from the sale of the site of the former Matsunaga Plant and the sale to Nipro Corporation of the former Kagamiishi Plant.

Extraordinary Losses

(Millions of Yen)

	Amount	Description
Office Closing Costs	6,826	Arising from disposal of equipment, etc. includes ¥3,252 million extraordinarily written off at fair book value in the fiscal year under review in connection with the planned closing of the Ukima Plant and Kamakura Plant of which the decision was made in the fiscal year under review.
Loss on Impairment	2,194	Due primarily to the closure of the former Tsukuba Research Laboratory

Sales of Products

(Billions of Yen)*1

Product Name	FY2003.3	FY2003.12	FY2004.12		FY2005.12		FY2006.12 (Forecasts)		FY2004 10-12	FY2005.10-12	
				Change (%)*7		Change (%)	First half	Full year			Change (%)
Epogin	66.1	55.7	69.0	–	71.8	4.1	33.1	72.0	19.5	20.8	6.7
Tamiflu *2	12.5	11.6	8.6	–	35.2	309.3	14.9	27.9	1.4	11.9	750.0
Neutrogin	25.1	24.7	27.8	–	32.3	16.2	14.9	30.9	7.7	9.2	19.5
Sigmart	18.0	14.5	17.8	–	19.3	8.4	8.1	17.4	5.0	5.5	7.8
Rituxan *2	3.0	8.2	16.8	–	17.8	6.0	8.0	17.0	5.0	5.3	6.0
Alfarol	18.0	13.5	16.0	–	15.8	(1.3)	6.9	14.8	4.5	4.5	0.0
Kytril *2	5.1	9.2	11.0	–	12.2	10.9	5.6	12.2	3.3	3.6	9.1
Herceptin *2	3.5	6.8	9.3	–	11.2	20.4	5.6	11.7	2.7	3.5	29.6
Furtulon *2	8.1	12.2	12.0	–	9.2	(23.3)	3.2	5.8	3.2	2.4	(25.0)
Evista *3	–	–	3.3	–	9.2	178.8	5.6	12.6	1.3	3.2	146.2
Suvenyl	6.0	5.4	6.9	–	8.1	17.4	3.7	8.4	2.0	2.4	20.0
Pegasys *4	–	0.2	6.4	–	8.0	25.0	3.0	7.8	2.3	2.3	0.0
Oxarol	5.2	4.6	6.7	–	7.3	9.0	3.4	7.4	1.9	2.1	10.5
Rythmodan	8.5	6.4	7.5	–	7.2	(4.0)	3.1	6.8	2.1	2.0	(4.8)
Rocephin *2	2.0	3.7	4.6	–	5.4	17.4	2.4	5.0	1.4	1.5	7.1
Euglucon *5	–	1.8	5.3	–	4.9	(7.5)	2.2	4.6	1.4	1.3	(7.1)
Renagel *6	–	1.7	3.6	–	4.6	27.8	2.2	4.9	1.1	1.4	27.3
Xeloda *6	–	0.9	2.1	–	2.7	28.6	1.2	2.6	0.7	0.8	14.3
Other Prescription Products	36.4	36.9	43.8	–	45.1	–	20.4	43.2	12.0	12.5	4.2
Nonprescription Products	19.9	14.6	16.2	–	–	–	–	–	2.4	–	(100.0)
Total	237.4	232.7	294.7	–	327.2	11.0	–	313.0	80.8	96.2	19.1
Prescription Pharmaceuticals	217.5	218.2	278.5	–	327.2	–	147.5	313.0	78.5	96.2	22.5
Domestic	202.2	201.4	260.0	–	303.7	16.8	136.6	291.0	73.7	89.9	22.0
Overseas	15.3	16.8	18.5	–	23.5	27.0	10.9	22.0	4.8	6.3	31.3

Notes: 1.Amounts are rounded to the nearest ¥100 million. Percentages are calculated based on amounts shown.

2.Originally products of Nippon Roche, K.K. Figures for these products for the fiscal period ended March 31, 2003 in the chart above reflect sales from October 2002 through March 2003.

3.Launched in May 2004

4.Launched in December 2003

5.The Company took over the sales and marketing rights of this product in October 2003.

6.Launched in June 2003

7.Comparisons between fiscal year 2004 and fiscal year 2003 have not been made as fiscal year 2003 comprised a nine-month fiscal period due to the change in fiscal year-end.

Balance Sheets

(Millions of Yen)

	As of 2003.3.31	As of 2003.12.31	As of 2004.12.31	As of 2005.12.31
Cash and Deposits	70,593	36,226	57,380	74,380
Trade Notes and Accounts Receivable	97,728	113,861	104,685	118,873
Marketable Securities	47,284	30,694	39,937	68,645
Inventories	40,817	53,156	57,916	47,440
Other Current Assets	20,113	21,564	15,016	19,098
Total Current Assets	276,536	255,504	274,937	328,439
Tangible Fixed Assets	93,969	91,969	90,051	79,459
Intangible Fixed Assets	3,214	3,373	2,791	6,136
Investments and Other Assets	51,580	54,349	43,669	42,407
Total Fixed Assets	148,764	149,693	136,512	128,003
Total Assets	425,301	405,197	411,449	456,442
Trade Notes and Accounts Payable	16,987	20,709	19,164	20,989
Other Current Liabilities	74,585	35,595	44,191	57,478
Total Current Liabilities	91,573	56,304	63,356	78,468
Fixed Liabilities	54,785	51,272	25,783	7,975
Total Liabilities	146,358	107,576	89,139	86,443
Minority Interests	1,689	903	1,462	1,692
Common Stock	68,215	68,237	70,531	72,443
Additional Paid-in Capital	88,077	88,099	90,387	92,296
Retained Earnings	120,114	144,062	164,854	206,834
Treasury Stock, at Cost	(69)	(5,936)	(7,616)	(7,611)
Other Shareholders' Equity	916	2,254	2,688	4,343
Total Shareholders' Equity	277,253	296,717	320,846	368,306
Total Liabilities, Minority Interests and Shareholders' Equity	425,301	405,197	411,449	456,442

Performance Indicators

(Millions of Yen)

	FY2003.3	FY2003.12	FY2004.12	FY2005.12	FY2006.12 (Forecast)
Return on Equity	(8.5)%	9.9%	11.0%	15.6%	–
Return on Assets (Recurring Profit)	8.0%	10.6%	12.7%	18.9%	–
Net Income per Share [Basic]	¥ (51.75)	¥51.73	¥62.27	¥97.00	¥57.48
Net Income per Share [Fully Diluted]	–*	¥50.94	¥61.34	¥96.33	¥57.15
Shareholders' Equity per Share	¥503.41	¥542.96	¥583.61	¥665.29	–
Shareholders' Equity to Total Assets	65.2%	73.2%	78.0%	80.7%	–
Payout Ratio	–*	25.1%	28.9%	35.1%	–

Note: Net income per share (fully diluted) and the payout ratio for the fiscal period ended March 31, 2003, have not been calculated as the Company recorded a net loss for this fiscal period.

Capital Expenditures

(Millions of Yen)

	FY2003.3	FY2003.12	FY2004.12	FY2005.12	FY2006.12 (Forecasts)
Capital Expenditures	17,815	11,819	9,865	16,129	18,500
Depreciation	10,984	9,700	12,694	11,957	13,000

Principal Capital Investments

(Millions of Yen)

	Description of investment	Investment to date		Total (planned) investment	Start of construction	Slated completion date
			(Investment made in the fiscal year under review)			
Utsunomiya Plant	Construction of antibody product manufacturing facilities (Second stage of construction)	9,059	3,364	9,564	March 2003	July 2007
Utsunomiya Plant	Construction of the second quality control wing	1,639	902	1,639	August 2004	December 2005
Fujieda Plant	Solid pharmaceutical production lines and related facilities	4,784	4,784	21,800	August 2005	April 2009
Ukima and Fujieda Plants	Investigational drug synthesis and formulation facilities	1,018	1,018	9,000	December 2005	June 2008

Cash Flows

(Millions of Yen)

	FY2003.3	FY2003.12	FY2004.12	FY2005. 12
Net Cash (Used in) Provided by Operating Activities	22,556	(36,795)	51,494	64,663
Net Cash (Used in) Provided by Investing Activities	(16,025)	14,413	(15,211)	(35,459)
Net Cash (Used in) Financing Activities	6,548	(11,582)	(13,718)	(12,556)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(273)	(332)	170	353
Net Increase (Decrease) in Cash and Cash Equivalents	12,805	(34,296)	22,736	16,999
Cash and Cash Equivalents at Beginning of Year	53,426	70,593	36,226	57,380
Receipts in Cash and Cash Equivalents Due to Integration	16,420	–	–	–
Cash Decrease Resulting from Exclusion of Subsidiaries from Consolidation	(12,059)	(70)	(1,581)	–
Cash and Cash Equivalents at End of Year	70,593	36,226	57,380	74,380

Common Stock and Additional Paid-in Capital

(Millions of Yen)

Name	No. of shares (Thousand)	Common stock	Additional paid-in capital
As of December 31, 2004 (previous term-end)	555,004	70,531	90,387
Increase due to Conversion of Convertible Bonds	1,854	708	705
Increase due to Exercise of Warrant on Bonds with Warrants	1,796	1,203	1,200
Gain on the Disposal of Treasury Stock	–	–	1
As of December 31, 2005 (end of period)	558,655	72,443	92,296

Convertible Bonds

Type	Balance of unredeemed bonds [Issued amount]	Redemption period	Redemption price*	Rate
No. 6 Series Unsecured Convertible Bonds	¥447 million [¥25,000million]	November 1, 1996 - September 29, 2008	¥762.50	1.05%

Note: In connection with capital reduction with compensation, we adjusted the exercise price from ¥1,014.00 to ¥762.50 effective August 1, 2002.

Corporate Bonds

Type	Balance of unredeemed bonds [Issued amount]	Exercise period	Exercise price	Rate
No. 1 Series Bonds with Warrants	¥901 million [¥43,883 million]	October 1, 2002 - September 29, 2008	¥1,338.5108	0.8969%

Number of Employees

	As of 2003.3.31	As of 2003.12.31	As of 2004.12.31	As of 2005.12.31	As of 2006.12.31 (Forecasts)
Number of employees	5,774	5,680	5,327	5,357	5,935

Note: Number of employees includes employees seconded to companies outside the Group.

For Reference: Highlights (Non-Consolidated)

(Millions of Yen)

	FY2003.3	FY2003.12	FY2004.12	FY2005.12	FY2006.12 (Forecasts)
Net Sales	230,287	222,138	285,149	314,524	301,500
Cost of Sales *1	79,226	80,968	110,627	118,605	120,500
(%)	34.4	36.4	38.8	37.7	40.0
SG&A Expenses	75,210	59,139	79,770	74,008	80,000
(%)	32.7	26.6	28.0	23.5	26.5
R&D Expenses	48,604	43,580	48,043	49,885	53,500
(%)	21.1	19.6	16.8	15.9	17.7
Operating Income	27,245	38,451	46,707	72,024	47,500
(%)	11.8	17.3	16.4	22.9	15.8
Recurring Profit	28,362	40,380	47,591	76,057	49,100
(%)	12.3	18.2	16.7	24.2	16.3
Net Income	(21,521)	27,232	32,778	51,367	30,200
(%)	(9.3)	12.3	11.5	16.3	10.0
Return on Equity	(9.3)%	9.7%	10.8%	15.2%	–
Return on Assets (Recurring Profit)	7.6%	9.9%	12.0%	18.0%	–
Net Income per Share [Basic]	¥(55.30)	¥49.51	¥59.82	¥92.89	¥54.58
Net Income per Share [Fully Diluted]	–*3	¥48.76	¥58.93	¥92.24	–
Shareholders' Equity per Share	¥495.15	¥532.36	¥572.25	¥649.40	–
Dividends per Share	¥16.00	¥13.00	¥18.00	¥34.00*4	–
Payout Ratio	–*3	26.3%	30.1%	36.6%	–
Shareholders' Equity to Net Sales	65.5%	73.6%	78.5%	81.1%	–
Capital Expenditures	16,787	11,461	9,757	15,925	18,300
Depreciation	10,080	8,805	11,953	11,271	12,200
Number of Employees *2	5,017	4,977	4,713	4,821	5,115

Notes: 1.Cost of sales includes the reserve for sales returns.

2.Number of employees includes employees seconded to subsidiaries and other companies.

3.Net income per share (fully diluted) and the payout ratio for the fiscal period ended March 31, 2003, have not been calculated as the Company recorded a net loss for this fiscal period.

4.Dividends per share for fiscal year 2005 include special dividends of ¥10 per share.

For Reference:Products of Sales (Non-Consolidated)

(Billions of Yen)[*1]

Product Name	FY2003.3	FY2003.12	FY2004.12		FY2005.12		FY2006.12 (Forecasts)		FY2004. 10-12	FY2005. 10-12	
				Change (%)*7		Change (%)	First half	Full year			Change (%)
Epogin	66.1	55.7	69.0	–	71.8	4.1	33.1	72.0	19.5	20.8	6.7
Tamiflu *2	12.5	11.6	8.6	–	35.2	309.3	14.9	27.9	1.4	11.9	750.0
Rituxan *2	3.0	8.2	16.8	–	17.8	6.0	8.0	17.0	5.0	5.3	6.0
Sigmart	15.5	12.6	15.6	–	16.1	3.2	6.9	14.9	4.5	4.6	2.2
Alfarol	17.9	13.5	16.0	–	15.8	(1.3)	6.9	14.8	4.5	4.5	0.0
Neutrogin	13.7	10.9	12.9	–	13.4	3.9	5.7	12.8	3.8	4.1	7.9
Kytril *2	5.1	9.2	11.0	–	12.2	10.9	5.6	12.2	3.3	3.6	9.1
Herceptin *2	3.5	6.8	9.3	–	11.2	20.4	5.6	11.7	2.7	3.5	29.6
Furtulon *2	8.1	12.2	12.0	–	9.2	(23.3)	3.2	5.8	3.2	2.4	(25.0)
Evista *3	–	–	3.3	–	9.2	178.8	5.6	12.6	1.3	3.2	146.2
Suvenyl	6.0	5.4	6.9	–	8.1	17.4	3.7	8.4	2.0	2.4	20.0
Pegasys *4	–	0.2	6.4	–	8.0	25.0	3.0	7.8	2.3	2.3	0.0
Oxarol	5.2	4.6	6.7	–	7.3	9.0	3.4	7.4	1.9	2.1	10.5
Rythmodan	8.5	6.4	7.5	–	7.2	(4.0)	3.1	6.8	2.1	2.0	(4.8)
Rocephin *2	2.0	3.7	4.6	–	5.4	17.4	2.4	5.0	1.4	1.5	7.1
Euglucon *5	–	1.8	5.3	–	4.9	(7.5)	2.2	4.6	1.4	1.3	(7.1)
Renagel *6	–	1.7	3.6	–	4.5	25.0	2.2	4.9	1.1	1.4	27.3
Xeloda *6	–	0.9	2.1	–	2.7	28.6	1.2	2.6	0.7	0.8	14.3
Other Prescription Products	34.7	36.0	42.4	–	43.7	3.1	19.9	41.8	11.6	12.1	4.3
Prescription Pharmaceuticals Total (Domestic sales)	202.0	201.4	260.0	–	303.7	16.8	136.6	291.0	73.7	89.9	22.0
Neutrogin	4.5	3.7	5.8	–	6.8	17.2	4.4	7.4	1.1	1.5	36.4
Sigmart	2.3	1.6	1.9	–	2.8	47.4	0.9	2.0	0.5	0.8	60.0
Ulcerlmin	1.3	0.8	1.0	–	1.2	20.0	0.6	1.1	0.3	0.3	0.0
Other	0.1	0.1	0.2	–	0.1	(50.0)	0.0	0.0	0.1	0.0	(100.0)
Export Products Total	8.2	6.1	9.0	–	10.8	20.0	5.9	10.5	1.9	2.6	36.8
Guronsan Brand	8.6	7.5	8.2	–	–	(100.0)	–	–	2.0	–	(100.0)
Varsan	6.6	4.0	5.2	–	–	(100.0)	–	–	(0.4)	–	(100.0)
Chugai Ichoyaku Brand	1.6	1.0	0.9	–	–	(100.0)	–	–	0.3	–	(100.0)
Other	3.1	2.1	1.9	–	–	(100.0)	–	–	0.5	–	(100.0)
Nonprescription Products Total	19.9	14.6	16.2	–	–	(100.0)	–	–	2.4	–	(100.0)

Notes: 1. Amounts are rounded to the nearest ¥100 million. Percentages are calculated based on amounts shown.

2. Originally products of Nippon Roche, K.K. Figures for these products for the fiscal year ended March 31, 2003 in the chart above reflect sales from October 2002 to March 2003.

3. Launched in May 2004

4. Launched in December 2003

5. The Company took over sales and marketing right of this product in October 2003.

6. Launched in June 2003

7. Comparisons between fiscal year 2004 and fiscal year 2003 have not been made as fiscal year 2003 comprised a nine-month fiscal period due to the change in fiscal year-end.

For Reference:Outline of Principal Subsidiary and the State of Its Business Result

Chugai Pharma Marketing Ltd.

Outline

Established	1997
Location	London, United Kingdom
Business	Sales Administration
Capital	£8,677,808 (December 2005)
Percentage of Ownership	100.0%

Note: Chugai Pharma Marketing Ltd., oversees the sales and marketing operations of the Germany branch, Chugai Pharma France S.A.S., Chugai Pharma U.K. Ltd., and CHUGAI sanofi-aventis S.N.C.

Business Results

(Millions of Yen)

(Consolidated)	FY2004.12	FY2005.12
Net Sales	14,351	18,298
In local currency (in thousands)	*£71,808*	*£89,812*
Compared with the Previous Period	(101.9%)	(127.5%)
Net Income	1,551	2,614
In local currency (in thousand)	*£7,764*	*£12,834*
Compared with the Previous Period	(104.2%)	(168.5%)

Note: Translations into yen are based on the rate on the day of settlement of accounts.
(for the period ending December 2004: £199.85; for the period ending December 2005: £203.74)

Product Distribution


Chugai Pharmaceutical Co., Ltd.
Chugai Pharma Marketing Ltd. (U.K.)
(CPM)
CHUGAI sanofi-aventis S.N.C. (France)
(CPM ownership: 55%)
Chugai Pharma Marketing Ltd. the Germany branch
Chugai Pharma France S.A.S. (France)
Chugai Pharma U.K. Ltd.
Sanofi-Aventis Group, etc.
(Branch office of CPM)
(CPM ownership: 100%)
(CPM ownership: 100%)
Respective Markets

Development pipeline (as of February 9, 2006)

Development code	Indication # Additional indication	Stage (Filing date)	Generic name Product name Dosage form	Origin (Collaborator)	Mode of Action
Oncology					
CGS20267	Breast cancer in postmenopausal women	Approved Jan. 06	letrozole Femara Tablet	Novartis (Novartis Pharma)	Aromatase inhibitor
EPOCH	Chemotherapy-induced anemia #	Filed Dec.05	epoetin beta Epogin Injection	In-house	Recombinant human erythropoietin
R435	Colorectal cancer	Preparing for filing	bevacizumab Avastin Injection	Roche / Genentech (Avastin)	Humanized anti-VEGF (Vascular Endothelial Growth Factor) monoclonal antibody
R1415	Non-small cell lung cancer	Preparing for filing	erlotinib Tarceva Oral	OSI/Genentech/ Roche	Epidermal growth factor receptor (EGFR/HER1) tyrosine kinase inhibitor
R340	Colon cancer (adjuvant) #	Preparing for filing	capecitabine Xeloda Tablet	Roche	Antimetabolite, 5-FU derivative
	Colorectal cancer #	Phase 2			
	Gastric cancer #	Phase 2			
R597	Breast cancer (adjuvant) #	Phase 3 Multinational study	trastuzumab Herceptin Injection	Roche / Genentech	Humanized anti-HER2 monoclonal antibody
	Gastric cancer #	Phase 3 Multinational study			
MRA	Multiple myeloma	Phase 2 (France)	tocilizumab Actemra Injection	In-house (Roche)	Humanized anti-human IL-6 receptor monoclonal antibody
		Phase 1 (US)			
R744	Chemotherapy-induced anemia	Phase 2	Injection	Roche	CERA (Continuous erythropoiesis receptor activator)
R1273	Non-small cell lung cancer	Phase 1	pertuzumab Injection	Roche / Genentech (Omnitarg^{TM})	HER dimerization inhibitory humanized monoclonal antibody
CAL	Bone metastases	Development suspended (US)	Injection	In-house	Humanized anti-PTHrP monoclonal antibody
	Hypercalcemia of malignancy	Development suspended (Japan)			
CHC12103	Ovarian cancer Non-small cell lung cancer	Development suspended	Injection	Cell Therapeutics	Poly-(L-glutamic acid) –paclitaxel conjugate
Bone and Joint					
MRA	Rheumatoid arthritis #	Preparing for filing (Japan)	tocilizumab Actemra Injection	In-house	Humanized anti-human IL-6 receptor monoclonal antibody
		Phase 3 (Overseas)	tocilizumab Actemra Injection	In-house (Roche)	

Development code	Indication # Additional indication	Stage (Filing date)	Generic name Product name Dosage form	Origin (Collaborator)	Mode of Action
	Systemic onset juvenile idiopathic arthritis (sJIA) #	Preparing for filing (Japan)	tocilizumab Actemra Injection	In-house	
		Phase 2 (UK)	tocilizumab Actemra Injection	In-house (Roche)	
ED-71	Osteoporosis	Phase 3	Oral	In-house	Activated Vitamin D derivative
R484	Osteoporosis	Phase 2 Completed	ibandronic acid Injection	Roche (Boniva in US / Bonviva in EU)	Bisphosphonate
		Phase 2	ibandronic acid Oral		
CHS13340	Osteoporosis	Phase 2	Nasal spray	Daiichi Asubio Pharma	Recombinant parathyroid hormone (rhPTH1-34)
Renal disease					
R744	Renal anemia	Phase 2	Injection	Roche	CERA (Continuous erythropoiesis receptor activator)
Cardio/Cerebro-vascular disease					
SG-75	Acute heart failure #	Filed Jun.03	nicorandil Sigmart Injection	In-house	Potassium channel opener
AVS	Subarachnoidal hemorrhage	Filed Apr.95	nicaraven Antevas Injection	In-house	Hydroxyl radical scavenger
Transplant, Immunology and Infectious disease					
R964	Chronic hepatitis C	Filed Jun.05	ribavirin Copegus Tablet	Roche	Anti-viral agent in combination with Pegasys
MRA	Crohn's disease #	Phase 2 (Japan)	tocilizumab Actemra Injection	In-house	Humanized anti-human IL-6 receptor monoclonal antibody
	Castleman's disease	Phase 1 (US)	tocilizumab Actemra Injection	In-house (Roche)	
	Systemic lupus erythematosus (SLE)	Phase 1 (US)	Tocilizumab Actemra Injection	In-house (Roche)	
Other field					
EPOCH	Predeposit of autologous blood transfusion #	Filed Mar. 02	epoetin beta Epogin Injection	In-house	Recombinant human erythropoietin
	Anemia in premature infants #	Filed Mar.02	epoetin beta Epogin Injection		

Development code	Indication # Additional indication	Stage (Filing date)	Generic name Product name Dosage form	Origin (Collaborator)	Mode of Action
VAL	Post-hepatectomy/ Liver transplantation	Phase 2 Completed	valine Injection	In-house	Recovery of liver function
	Decompensated cirrhosis	Phase 2	valine Oral		
GM-611	Diabetic gastroparesis	Phase 1 Completed (Japan)	mitemcinal Tablet	In-house	Motilin agonist Recovery of gastrointestinal motility
		Phase 2 (US)			
	Irritable bowel syndrome (IBS)	Phase 2 (US)			
R483	Type 2 diabetes	Phase 1 Completed	edaglitazone Oral	Roche	Insulin sensitizer

Changes from the last announcement on October 20, 2005

Oncology

- -CGS20267 Filed → Approved (postmenopausal breast cancer)
- -EPOCH Preparing for filing → Filed (# chemotherapy-induced anemia)
- -R435 Phase 1 → Preparing for filing (colorectal cancer)
- -R1415 Phase 2 → Preparing for filing (non-small cell lung cancer)
- -R340 Phase 2 competed (# colorectal cancer)
  → Preparing for filing (# adjuvant colon cancer/monotherapy)
  Phase 2 (# colorectal cancer/combination therapy)
- -R597 Joined Phase 3 Multinational study (# gastric cancer)
- -CAL Phase 1/2 → Development suspended (bone metastases)
  Phase 1 → Development suspended (hypercalcemia of malignancy)
- -CHC12103 Phase 1 completed → Development suspended
  (ovarian cancer, non-small cell lung cancer)

Bone & Joint

- -MRA Phase 3 completed → Preparing for filing (# rheumatoid arthritis, Japan)
  Phase 3 → Preparing for filing (# sJIA, Japan)

Others

- -GM-611 Phase 2 completed → Phase 2 (diabetic gastroparesis, US)


FASF
MEMBERSHIP


CHUGAI
Roche Group

Translation

January 19, 2006

Name of listed company:	Chugai Pharmaceutical Co., Ltd.
Code number:	4519 (1st Section of Tokyo Stock Exchange)
Head office:	1-1, Nihonbashi-Muromachi 2-chome, Chuo-ku, Tokyo
Representative:	Osamu Nagayama, President & CEO
Inquiries to:	Yoshio Itaya, General Manager, Finance & Accounting Dept. Tel: +81-(0)3-3281-6611

Flash Report of the Financial Results for the Fiscal Term ended December 31, 2005

On February 1, 2006(Central European Time), the Roche Group, which incorporates Roche Pharmholding B.V., the parent company of Chugai Pharmaceutical Co., Ltd.("Chugai"), will announce its results for fiscal year 2005 based on international accounting standards. As some financial information on Chugai will be included in the announcement, Chugai hereby announces its flash report of the financial results for the fiscal term ended December 2005 (January 1, 2005 to December 31, 2005) in pursuit of timely and fair disclosure to its shareholders and investors, prior to the announcement of its parent company.

The announcement of full financial statements is scheduled on February 9, 2006.

1. Consolidated Financial Results for the fiscal term ended December 2005 (January to December 2005)

(Millions of yen)
Figures are rounded off to the nearest 100 million

	Net Sales	Operating Income	Recurring Profit	Net Income
Results for Jan. – Dec., 2005 (A)	327,200	79,200	82,100	53,600
Results for Jan. – Dec., 2004 (B)	294,700	51,500	52,000	34,100
Difference between A and B	32,500	27,700	30,100	19,500
Change	11.0%	53.7%	57.9%	57.2%

Regarding net sales, the sales of anti-influenza agent Tamiflu exceptionally exceeded those of the previous year, due to the large outbreak of influenza in February and March, 2005, concern over avian flu pandemic, and early outbreak of influenza in flu season 2005-2006. Also, sales of mainstay products including Epogin (epoetin beta), a recombinant human erythropoietin, were strong. Market recognition rose for Evista, an agent for postmenopausal osteoporosis, launched in May 2004, also contributing to sales.

On the profit level, both operating income and recurring profit increased as a result of increased sales and cost-saving measures for expenses such as selling, general and administrative expenses. Net income rose due to extraordinary gains from milestone income from Roche related to the co-development of our in-house development product MRA (marketed as Actemra). Gains from the sale of fixed assets including the land of the former Matsunaga Plant and the former Kagamiishi plant, and the return of substitutional employees' pension fund also contributed to the increase of extraordinary gains, offsetting extraordinary losses made up by impairment losses and costs related to closure of offices.

2. *Non-consolidated Financial Results for the fiscal term ended December 2005 (January to December 2005)*

(Millions of yen)
Figures are rounded off to the nearest 100 million

	Net Sales	Operating Income	Recurring Profit	Net Income
Results for Jan. – Dec., 2005 (A)	314,500	72,000	76,100	51,400
Results for Jan. – Dec., 2004 (B)	285,100	46,700	47,600	32,800
Difference between A and B	29,400	25,300	28,500	18,600
Change	10.3%	54.2%	59.8%	56.7%

3. *Consolidated Sales of the Mainstay Products for January 1 – December 31, 2005*

(Millions of Yen)
Figures are rounded off to the nearest 100 million

	Jan. – Dec., 2005	Jan. – Dec., 2004
Epogin	71,800	69,000
Tamiflu	35,200	8,600
Neutrogin	32,300	27,800
Sigmart	19,300	17,800
Rituxan	17,800	16,800
Alfarol	15,800	16,000
Kytril	12,200	11,000
Herceptin	11,200	9,300
Furtulon	9,200	12,000
Evista	9,200	3,300
Suvenyl	8,100	6,900
Pegasys	8,000	6,400
Oxarol	7,300	6,700
Rythmodan	7,200	7,500
Rocephin	5,400	4,600
Euglucon	4,900	5,300
Renagel	4,600	3,600
Xeloda	2,700	2,100

Translation

January 20 2006

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-1, Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo
President & CEO: Osamu Nagayama
Inquiries to: Shizuo Kagoshima, General Manager,
Corporate Communications Dept.
Tel: +81-(0)3-3273-0881

Announcement Regarding the Separation of the Production Function by Spin-off

Chugai Pharmaceutical Co., Ltd. ("Chugai") [Head Office: Chuo-ku, Tokyo. President: Osamu Nagayama] announced a resolution passed today at the board of directors meeting to spin-off production operations to its subsidiary, Chugai Techno Business [Head Office: Kita-ku, Tokyo], related to the manufacturing of pharmaceuticals at the four factories, Utsunomiya, Ukima, Kamakura and Fujieda, as of May 1st, 2006.

The separation of the production function is part of the restructuring of the production system, a critical goal of the mid-term business plan "Sunrise 2010." Chugai is pursuing further cost effectiveness as well as seeking to maintain and strengthen in-house technical know-how in order to maximize value for the Chugai Group.

The method is for Chugai Techno Business, to absorb Chugai Pharmaceutical's production function as the surviving company. Before the spin-off, the trade name of the surviving company, Chugai Techno Business, is scheduled to be changed to Chugai Pharma Manufacturing Co., Ltd. on April 1st of this year.

The overview of the new production company is as follows. Further details of the spin-off will be released immediately after a resolution is made at the board meeting.

1. Overview of spin off company

Company name: Chugai Pharmaceutical Co., Ltd.
Date of establishment: March 8th, 1943
Headquarters location: 1-1 Nihonbashi-Muromachi 2-chome, Chuo-ku
Representative: Osamu Nagayama
Sales: 294.7 billion yen (Dec 2004, consolidated)
Employees: 5,327 (Dec 2004, consolidated)
Business category: manufacturing, marketing and exporting/importing of pharmaceuticals
Main products: Epogin, Neutrogin, Alfarol, Sigmart, Tamiflu

2. Overview of the surviving company (planned)

Company name: Chugai Pharma Manufacturing Co., Ltd. (CPMC) (Change scheduled for April 1st, 2006)
Date of establishment: February 5th, 1988
Spin-off Date: May 1st, 2006
Headquarters location: 5-1 Ukima 5-chome Kita-ku, Tokyo
Factories: Utsunomiya (Tochigi prefecture), Ukima (Tokyo), Kamakura (Kanagawa prefecture), and Fujieda (Shizuoka prefecture)
Representative: to be determined
Capital: 80 million yen
Total assets: to be determined
Employees: approximately 1,000
Business category: contracted manufacturing of pharmaceuticals
Main products: Epogin, Neutrogin, Alfarol, Sigmart, Tamiflu

Translation

February 1, 2006

Name of listed company:	Chugai Pharmaceutical Co., Ltd.
Code number:	4519 (1st Section of Tokyo Stock Exchange)
Head office:	1-1, Nihonbashi-Muromachi 2-chome, Chuo-ku, Tokyo
President & CEO:	Osamu Nagayama
Inquiries to:	Shizuo Kagoshima, General Manager, Corporate Communications Dept. Tel: +81-(0)3-3273-0881

F. Hoffmann-La Roche Announces Financial Results for Fiscal 2005

F. Hoffmann-La Roche Ltd. (hereafter "Roche") [Head Office: Basel, Switzerland. Chairman and CEO: Franz B. Humer] announced today, its financial results for fiscal 2005 (January 1 – December 31, 2005). Roche owns 50.1% of Chugai's outstanding shares (50.6% of voting rights) since October 1, 2002 (as of December 31, 2005). Its press release, presentation materials and annual report can be found on its Website (http://www.roche.com).

Media Release Presentation (PDF) Annual Report 2005

Chugai's profit and loss for the period of January 1 to December 31, 2005 and financial position as of December 31, 2005 are included in the announced Roche Group's financial results. These results are based on Roche's accounting policies which conform to International Financial Reporting Standards, which differ from generally accepted accounting standards in Japan.

Chugai's financial results for fiscal 2005 (January 1 – December 31, 2005) are scheduled to be announced on Thursday 9, 2005.

Translation

February 9, 2006

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-1, Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo
President & CEO: Osamu Nagayama
Inquiries to: Shizuo Kagoshima, General Manager,
Corporate Communications Dept.
Tel: +81-(0)3-3273-0881

Notice Concerning The Segregation of the Production Business Through A Company Split

Chugai Pharmaceutical Co., Ltd.("Chugai") [Headquarter Office: Chuo-ku, Tokyo; President: Osamu Nagayama] announced a resolution passed today at the board of directors meeting, approving the Company Split Agreement concerning the segregation of the production business to be implemented on May 1, 2006, in connection with which public notice was given on January 20, 2006.

The company split will be implemented as of May 1, 2006, through which Chugai Techno Business Co., Ltd. [Headquarter Office: Kita-ku, Tokyo; President: Kazuo Sasahara] (hereinafter referred to as "Chugai Techno"), which is a subsidiary of Chugai, will succeed to the business relating to the manufacture of pharmaceutical products, etc., conducted at Chugai's Ukima Plant, Fujieda Plant, Utsunomiya Plant and Kamakura Plant. As previously noted, the trade name of Chugai Techno is scheduled to be changed to "Chugai Pharma Manufacturing Co., Ltd." as of April 1, 2006.

Terms of the company split are summarized below:

1. OBJECTIVES OF THE COMPANY SPLIT

In the international market of pharmaceutical products, global competition concerning the research and development of new drugs, etc., is fierce, and the business environment is expected to be increasingly more difficult in the future. In order to adapt to such changing environment, Chugai has adopted the mid-term business plan entitled "Sunrise 2010" and has been making efforts to implement it. The objectives of the company split are to improve the manufacturing technology and cost efficiency of the Chugai group and to maximize the value of the Chugai group, by causing Chugai Techno, which is a wholly-owned subsidiary of Chugai, to succeed to the business relating to the manufacture of pharmaceutical products, etc., conducted at the Ukima Plant, Fujieda Plant, Utsunomiya Plant and Kamakura Plant, as part of the restructuring of the production system, which is one of the major goals under the mid-term business plan.

2. OUTLINE OF THE COMPANY SPLIT

(1) (PROPOSED) SCHEDULE OF COMPANY SPLIT

(Chugai, Whose Business Will Be Split Off)

Board of Directors Meeting to approve the Company Split Agreement February 9, 2006

Execution of the Company Split Agreement	February 9, 2006
Shareholders' Meeting to approve the Company Split Agreement	March 23, 2006
Company Split Date	May 1, 2006
Company Split Registration Date	May 1, 2006

(Chugai Techno, Which Will Succeed To The Applicable Business)

Board of Directors Meeting to approve the Company Split Agreement	February 9, 2006
Execution of the Company Split Agreement	February 9, 2006
Shareholders' Meeting to approve the Company Split Agreement	February 24, 2006
Company Split Date	May 1, 2006
Company Split Registration Date	May 1, 2006

(2) COMPANY SPLIT METHOD

1. COMPANY SPLIT METHOD

The company split method which was adopted is an absorption-type company split ((*kyushu bunkatsu*) (a division-type[1] company split (*butteki bunkatsu*)), where Chugai's business will be split off and Chugai Techno will succeed to the applicable business.

2. REASONS WHY THE ABOVE-MENTIONED COMPANY SPLIT METHOD WAS ADOPTED

The above-mentioned company split method was adopted based on the determination that it was the most appropriate method in light of the size of the assets to be split off, efficiency of assignment, etc.

(3) STOCK ALLOTMENT

The successor company will issue one hundred (100) shares of common stock, all of which will be allotted to Chugai.

(4) SPLIT DELIVERY MONEY

No split delivery money will be paid.

(5) RIGHTS AND OBLIGATIONS TO BE ASSUMED BY THE SUCCESSOR COMPANY

On the Company Split Date, the successor company will assume from Chugai the assets, and other

---

[1] [Note: "Division-type (*Butteki*)" means that the shares of Chugai Techno issued in connection with the company split shall be allotted to Chugai, not to the shareholders of Chugai.]

rights and obligations, related to the manufacturing of pharmaceutical products, etc., conducted at the Ukima Plant, Fujieda Plant, Utsunomiya Plant and Kamakura Plant; provided, however, that the successor company shall not assume any liability appearing on Chugai's balance sheet.

(6) EXPECTED PERFORMANCE OF OBLIGATIONS

For the following reasons it is believed that the obligations which shall be performed by Chugai and the successor company are likely able to be performed: (i) the amount of assets to be assumed through the company split, as of December 31, 2005, is as set forth in Section 4(3) below; (ii) the company split will not affect the amount of Chugai's net assets; and (iii) currently, no event, which would adversely affect the performance of obligations relating to the operation of business of Chugai and the successor company after the company split, is expected to occur.

(7) INSTALLATION OF NEW DIRECTORS OF SUCCESSOR COMPANY

The following persons are scheduled to assume the offices of the successor company's directors as of April 1, 2006:

Mr. Motoo Ueno (Deputy President)
Mr. Tomoyuki Nakayama (General Manager, Pharmaceutical Production Div.)
Dr. Minoru Machida (Ukima Plant Manager)
Mr. Yasutsugu Ohsawa (Kamakura Plant Manager)
Mr. Shinya Unno (General Manager, Corporate Planning Dept.)

Mr. Motoo Ueno will be elected Representative Director/President.
( ): Current positions in Chugai

3. Overview of the companies involved in the company split

(1)Name	Chugai Pharmaceutical Co., Ltd. (split company) (as of Dec 31, 2005)		Chugai Techno Business Co., Ltd. (successor company) (as of Dec 31, 2005)
(2)Business Category	Manufacturing, marketing, exporting, and importing of pharmaceuticals		Contracted equipment management and quality testing, etc.
(3)Date of establishment	March 8, 1943		February 5, 1988
(4)Registered Office	5-1 Ukima 5-chome Kita-ku, Tokyo		16-3 Kiyohara Kogyo Danchi Utsunomiya-shi, Tochigi
(5)Representative	Osamu Nagayama, President & CEO		Kazuo Sasahara, President & CEO
(6)Capital	JPY 72,443 million		JPY 80 million
(7)Total number of outstanding shares	558,655,824 shares		1,600 shares
(8)Shareholders' equity	JPY 359,513 million		JPY 145 million
(9)Total assets	JPY 443,026 million		JPY 247 million
(10)Settlement of accounts	December 31		December 31
(11)Number of employees	4,558		160
(12)Major business partners	Mediceo Paltac Holdings Co., Ltd. Alfresa Corporation		Chugai Pharmaceutical Co., Ltd.
(13)Major shareholders and the voting rights holding ratio (as of Dec 31 2005)	Roche Holding Ltd. (along with two other companies) (50.6%)		Chugai Pharmaceutical Co., Ltd. (100%)
(14)Main financing bank	Sumitomo Mitsui Banking Corporation		Sumitomo Mitsui Banking Corporation
(15)Relationship	Capital	The successor company is a 100% subsidiary of the split company.	
	Personnel	Some employees of the split company are seconded to the successor company. The split company sends executives to the successor company.	
	Business	The split company outsources equipment management and quality testing to the successor company. After the company split, it is expected that the split company will contract the manufacturing of pharmaceuticals to the successor company.	

(16)Financial results of the three most recent fiscal years

	Chugai Pharmaceutical Co., Ltd. (split company)	Chugai Techno Business Co., Ltd. (successor company)

Settlement of accounts	Dec 2003 (9 months)	Dec 2004	Dec 2005	Dec 2003 (9 months)	Dec 2004	Dec 2005
Net sales (millions of yen)	222,138	285,149	314,524	479	571	849
Operating income (millions of yen)	38,451	46,707	72,024	1	8	9
Recurring profit (millions of yen)	40,380	47,591	76,057	2	10	12
Net income (millions of yen)	27,232	32,778	51,367	1	53	6
Net income per share (yen)	49.51	59.82	92.89	985.78	33,416.06	4,204.56
Dividends per share (yen)	13.00	18.00	34.00	18,750	31,250	—
Shareholders' equity per share (yen)	532.36	572.25	649.40	128,408.18	117,794.91	90,749.48

4. Details of the business to be split off

(1)Details of the business

The Ukima Plant, Fujieda Plant, Utsunomiya Plant and Kamakura Plant carry out the manufacturing of pharmaceuticals.

(2)Operating results of the business

Chugai does not calculate the sales and recurring profit of the business to be split off.

(3)Items and amount of assets/debts to be transferred

Below is the items and amount of assets to be transferred through this company split, based on the balance sheet as of December 31, 2005. In addition, debts will not be transferred.

(in millions of yen)

Assets	
Item	Book value
Liquid assets	25,012
Fixed assets	33,892
Total	58,905

5. Company situation after the company split

(1) Name:Chugai Pharmaceutical, Co., Ltd.

(2) Business category:manufacturing, marketing, exporting and importing of pharmaceuticals

(3) Headquarter Office:1-1 Nihonbashi-Muromachi 2-chome, Chuo-ku, Tokyo

(4)Representative:Osamu Nagayama

(5) Capital :JPY 72,443 million

(6) Total assets :JPY 443,026 million

(7) Settlement of accounts:December 31

6. Impact on performance

・Please refer to the "Consolidated Financial Statements (for the fiscal year 2005.12 ended December 31, 2005)" also disclosed today for the 2006 results forecast of Chugai, the split company.

・There will be no impact on the consolidated performance of Chugai because Chugai Techno Business is a 100% subsidiary of Chugai and will be handling contracted manufacturing with Chugai.

Translation

February 9, 2006

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-1, Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo
President & CEO: Osamu Nagayama
Inquiries to: Shizuo Kagoshima, General Manager,
Corporate Communications Dept.
Tel: +81-(0)3-3273-0881

Notice concerning Stock Option (Stock Acquisition Rights)

The Board of Directors of Chugai Pharmaceutical Co., Ltd., at its meeting on February 9, 2006, decided that it would make a proposition to the regular shareholders meeting to be held on March 23, 2006, that acquisition rights be offered as stock options pursuant to Articles 280-20 and 280-21 of the Commercial Code. Details of the proposition are as follows.

Particulars

1. Reason for issuing stock acquisition rights on particularly favorable conditions

Stock acquisition rights are issued without charge to the Directors and employees of the Company on the conditions stated in 3 below, for the purposes of enhancing motivation and morale, securing top-class human resources and improving the Company's business performance.

2. Persons to whom stock acquisition rights are granted

Stock acquisition rights shall be granted to the Directors and employees of the Company.

3. Conditions of the issuance of the stock acquisition rights

(1) Type and number of shares subject to stock acquisition rights

Up to 360,000 shares of the Company's common stock

If the Company declares a stock split or consolidation splits, the number of the shares to be issued upon exercise of the stock acquisition rights shall be adjusted according to the following formula. Provided, however, that such adjustment shall be made to the number of the shares to which stock acquisition rights have not been exercised at the time of such stock split or consolidation and that any fraction less than one share shall be discarded.

(Number of shares after adjustment) = (Number of shares before adjustment) X (Ratio of split or reverse split)

If stock acquisition rights are succeeded upon a merger or spin-off to establish a new company made between the Company and an other company, or a spin-off or company partition made by the Company, the number of shares shall be appropriately adjusted as needed.

(2) Total Number of stock acquisition rights to be issued

Up to 3,600 (100 common shares per stock acquisition right. Upon any adjustment stipulated in (1) above, the same adjustment to the number of common share per stock acquisition right shall be made.)

(3) Price of stock acquisition rights

Stock acquisition rights shall be issued without charge.

(4) Amount to be paid for the exercise of each stock acquisition right

The amount to be paid for the exercise of one stock acquisition right shall be the amount to be paid per share (determined by the method in the following paragraph) multiplied by the number of shares per stock acquisition right stipulated in (2) above.

The amount to be paid per share shall be the average closing price of the Company's common stock on all trading days (except days on which no trading is reported) in the month preceding the month in which the stock acquisition rights are issued, multiplied by 1.03 (any fraction of a yen rounded up to one yen).

Provided, however, that if the above amount is below the closing price on the day on which the stock acquisition rights are issued, such closing price shall be the amount to be paid per share. (If no trading is reported on the preceding day, the closing price mentioned in the above sentence shall be the closing price on the day before such day.)

If the Company declares a stock split or consolidation, the amount to be paid per share shall be adjusted according to the following formula (any fraction of a yen rounded up to one yen).

$$\text{(Amount to be paid after adjustment)} = \text{(Amount to be paid adjustment)} \times \frac{1}{\text{(Ratio of split or consolidation)}}$$

If the Company issues new shares or sells treasury shares at below market values (except for the exercise of stock acquisition rights and the conversion of convertible bonds pursuant to the Commercial Code before the enactment of the amendments to the Commercial Code (Law 128 of 2001)), the amount to be paid per share shall be adjusted according to the following formula (any fraction of a yen rounded up to one yen).

$$\text{(Amount to be paid after adjustment)} = \text{(Amount to be paid before adjustment)} \times \frac{\text{(Number of shares in issue)} + \dfrac{\text{(Number of newly issued shares)} \times \text{(Amount to be paid per newly issued share)}}{\text{(Share price before new issue)}}}{\text{(Number of shares in issue)} + \text{(Number of newly issued shares)}}$$

The number of shares in issue in the above formula means the number of the Company's shares in issue minus the Company's treasury shares. In the case of the sale of treasury shares, the "number of newly issued shares" and "amount to be paid per share" shall be substituted by the "number of treasury shares sold" and "selling price per share" respectively.

In addition, in case stock acquisition rights are succeeded upon a merger or spin-off to establish a new company made between the Company and an other company, or a spin-off or company partition made by the Company, the number of shares shall be appropriately adjusted as needed.

(5) Exercise period of the stock acquisition rights

From April 1, 2006 to March 23, 2016

(6) Conditions for the exercise of stock acquisition rights

(A) Stock acquisition right holders must maintain their positions as Directors, Corporate Auditors or employees of the Company or its subsidiaries at the time of the exercise of their rights, except where such persons have resigned at the expiration of their terms of office, or retired upon reaching the age limit or for other good reasons.

(B) The other conditions shall be stipulated in the Stock Acquisition Right Grant Agreement to be concluded between the Company and each person to whom stock acquisition rights are granted in accordance with the resolutions of this Annual Meeting of Shareholders and the meeting of the Board of Directors.

(7) Conditions for cancellation of stock acquisition rights

(A) If a merger agreement where the Company becomes the dissolving company is approved, or a proposal for approval of a share exchange agreement or a share transfer by which the Company becomes a wholly-owned subsidiary of an other company is approved at a meeting of shareholders of the Company, stock acquisition rights may be cancelled without compensation.

(B) When stock acquisition right holders lose their rights pursuant to (6) above before the exercise of their rights, such stock acquisition rights shall be cancelled without compensation.

(8) Limitation to the transfer of stock acquisition rights

Transfer of stock acquisition rights shall be subject to approval by the Board of Directors.

(Note) The above details will be materialized after the approval by the shareholders meeting (to be held on March 23, 2006) of the proposal, "Issuance of Stock Acquisition Rights as stock option."

Translation

February 23, 2006

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-1, Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo
President & CEO: Osamu Nagayama
Inquiries to: Shizuo Kagoshima, General Manager,
Corporate Communications Dept.
Tel: +81-(0)3-3273-0881

Notice Concerning the Delisting of Chugai Pharmaceutical Co., Ltd. 6th Series Unsecured Convertible Bonds

Due to the applicability of Article 4, Section 2, Clause 1 of the Special Regulations Regarding Delisting Standards in the Securities Listing Standards, the "6th Series Unsecured Convertible Bonds" (the "Convertible Bonds") that Chugai Pharmaceutical Co., Ltd. (the "Company") issued on September 19, 1996, will be delisted. Details are provided below.

1. Reason for the Delisting

Due to advanced conversion of the Convertible Bonds into common stock, as of February 15, 2006, the outstanding amount of the Convertible Bonds, which is also the total face value of the amount listed, was below 300 million yen. Since the outstanding amount of the Convertible Bonds did not fulfill the listing standards of the Tokyo Stock Exchange, the Convertible Bonds will be delisted from the exchange.

2. Delisting Date

March 24, 2006

(Note: The Convertible Bonds issued by the Company will be assigned to the exchange's pre-delisting section from February 24, 2006 to March 23, 2006, where trading can be conducted up to and including March 23, 2006. Delisting occurs on March 24, 2006.)

3. Items Concerning the Relevant Convertible Bonds

(1) Name: Chugai Pharmaceutical Co., Ltd. 6th Series Unsecured Convertible Bonds (1.05%)
(2) Outstanding Amount: 252 million yen (as of February 23, 2006)
(3) Conversion Price: 762.50 yen
(4) Securities Issued: Common stock

4. Future Handling of the Relevant Convertible Bonds

Although the Convertible Bonds will be delisted on March 24, 2006, the date of maturity and the expiry date of the conversion period for the Convertible Bonds are September 30, 2008 and September 29, 2008, respectively. The delisting of the Convertible Bonds notwithstanding, conversion into listed common stock up to and including the expiry date of the conversion period will remain possible, based on predetermined procedures.

Exhibit A

Additional Rule 12g3-2(b) Documents

A. English Language Documents.

None.

B. Japanese Language Documents.

1. Brief announcement of consolidated financial statements (non-audited), dated February 9, 2006, for the fiscal year ended December 31, 2005 (English translation as Attachment 1)

2. Brief announcement of non-consolidated financial statements (non-audited), dated February 9, 2006, for the fiscal year ended December 31, 2005 (English translation as Attachment 2)

3. Supplementary materials for consolidated financial results for fiscal year ended December 31, 2005 (English translation as Attachment 3)

4. Documents concerning material information concerning the Company which may have a material influence on an investor's decision (which have been filed by the Company with the stock exchanges on which the common stock of the Company is listed and which are made public by such stock exchanges)

   a. Document titled "Flash Report of the Financial Results for the Fiscal Term ended December 31, 2005" dated January 19, 2006 (English translation as Attachment 4)

   b. Document titled "Announcement Regarding the Separation of the Production Function by Spin-off" dated January 20, 2006 (English translation as Attachment 5)

   c. Document titled "F. Hoffmann-La Roche Announces Financial Results for Fiscal 2005" dated February 1, 2006 (English translation as Attachment 6)

   d. Document titled "Notice Concerning the Segregation of the Production Business Through A Company Split" dated February 9, 2006 (English translation as Attachment 7)

      Note: Documents such as the Company Split Agreement and the financial statements of the parties to the company split, which were submitted to the Tokyo Stock Exchange in relation to the company split announced in document d (Attachment 7), are omitted, because the main contents of such documents are included in document d (Attachment 7).

   e. Document titled "Notice concerning Stock Option (Stock Acquisition Rights)" dated February 9, 2006 (English translation as Attachment 8)

f. Document titled "Notice Concerning the Delisting of Chugai Pharmaceutical Co., Ltd. 6th Series Unsecured Convertible Bonds" dated February 23, 2006 (English translation as Attachment 9)

[End]